sierra health services, inc.

2003 annual report

financial highlights
from continuing operations

YEARS ENDED DECEMBER 31, (In thousands, except share price data)	2003	2002	2001
Total Revenue	$1,485,079	$1,278,635	$1,103,500
Total Assets, Including Discontinued Operations	$1,134,121	$1,065,966	$1,064,846
Total Debt, Excluding Sale/Leaseback	$ 116,808	$ 60,896	$ 90,236
Shares Outstanding	27,074	29,547	27,881
Total Members	1,235	1,217	1,134
Closing Share Price	$ 27.45	$ 12.01	$ 8.10

company profile

Founded in 1984, Sierra Health Services, Inc. is a diversified managed health care company that provides or administers benefit plans for employers, government programs and individuals. Sierra meets the needs of its customers through a broad array of health care products and services. As of January 2004, the Company's subsidiaries offer health maintenance organization, preferred provider organization and point-of-service options, health and life indemnity insurance, military health services, direct medical services, behavioral health care services and third-party administration for self-insured companies.

As of January 2004, all of Sierra's subsidiaries combined operate in 22 states and the District of Columbia, and provide services for over 1.2 million people. The Company operates the largest health plan in Nevada, one of the fastest-growing states in the nation. Its' workers' compensation subsidiaries are licensed in 34 states and the District of Columbia. Sierra Military Health Services serves TRICARE beneficiaries in 13 states and the District of Columbia.



To our shareholders,

As the cover art of this report intimates, 2003 was a year of highs and lows for Sierra Health Services. It was a year that featured tremendous successes and bitter disappointments. A year that presented myriad opportunities—some that allowed us to embrace possibilities for future growth and some that allowed us to divest parts of the past that failed to live up to their potential.

On the world stage, 2003 also produced a succession of positive and negative events that can only be classified in exceptional terms. The U.S. led "war on terror" metamorphosed into a full-fledged war in Iraq, as our men and women in uniform were joined by those of several allied countries in overthrowing the tyrannical regime of Saddam Hussein. As the conflict rages on in 2004, Americans will watch closely as our leaders navigate the difficult terrain that defines global strife in this new millennium.

Back home, the U.S. economy showed signs of strengthening. Tax credits afforded by the Bush administration appear to have produced results for everyone with a job. While the deficit remains a challenging obstacle, more Americans are looking for ways to spend their hard-earned money—including purchasing health care products and services that will provide security to them and their families in times of medical need. Couple this with the expanded benefits that Congress and the President approved late in the year for Medicare recipients, including prescription drug coverage, as well as the administration's commitment to addressing long-standing issues such as tort reform, and the future looks considerably brighter for both consumers and the health care industry.

Within the industry, the landscape for providers, insurers and beneficiaries continued to shift. After years of double-digit inflation the cost to provide hospital, physician and prescription drug coverage began to moderate. In fact, in some parts of the country, Blue Cross and Blue Shield plans offered rebates to customers during the 2004 pricing period. While this move in the "underwriting cycle" has caused a raised eyebrow from selected Wall Street analysts, I believe this trend only bodes well for Sierra. Our strengths lie in our solid hospital contracts, experienced network of physicians and tiered system of prescription drug benefits. From my perspective, this supposed downward trend in the cycle will be short lived, particularly as higher cost prescription drugs

"In 2003 more than 40 new businesses made Las Vegas their home, proving that Nevada's attempts at economic diversity are working. But make no mistake; new resort facilities and expansions of existing facilities are underway up and down the famed Las Vegas Strip. This is a very good place to do business."

begin to re-enter the market. Further, Nevada is not home to a typical non-profit Blue Cross and Blue Shield plan.

As some of the larger players in the health insurance sector struggled to improve their market positions, 2003 saw the re-emergence of consolidation. United Healthcare, currently the nation's largest provider of health benefits, announced it was acquiring Mid-Atlantic Medical Services, a regional health plan based in Maryland. In perhaps the largest consolidation in recent memory, Anthem announced it would merge with WellPoint Health Networks, in a $16 billion deal that will bump United to the number two position as the industry's largest insurer. I would expect this trend to continue into 2004 as more plans seek stronger competitive positions through mergers and acquisitions. However, managed health care has been and will continue to be a dynamic industry. I believe we can continue to expect new entrants in the market offering a variety of innovative products.

Let me begin my discussion of Sierra's 2003 performance by reminding you of the principal environment in which we operate. Las Vegas, Nevada continues to be one of the fastest growing cities in the nation. For the past ten years, between sixty and seventy-five thousand people have relocated to the area every year, resulting in an annual growth rate of over 4%. That number is projected to trend even higher, with the population expected to reach two million between 2008 and 2010.

In 2003, more than 40 new businesses made Las Vegas their home, with a projected economic impact of $170 million. New home sales alone are up nearly 25%. Most of these businesses are unrelated to the gaming industry, proving that Nevada's attempts at economic diversity are working. But make no mistake, the gaming and entertainment industry continues to be the engine that powers Nevada's economic train. In 2003, the number of tourists visiting Las Vegas reached pre-September 11, 2001 levels. With the opening of another convention center, Las Vegas can now claim its title as the largest convention town in the country, if not in the world. And just when everyone believed the pace of growth might decelerate, new resort facilities and expansions of existing facilities are underway up and down the famed Las Vegas Strip. This is a very good place to do business.

So good, in fact, that our share of southern Nevada's commercial HMO business is now over 75%. That means three out of every four Las Vegans that select an HMO or Point of Service health plan choose us. At year-end, our commercial membership in Las Vegas stood at over 197,000, up 8.6% from 2002, a percentage growth rate that outpaced nearly all other health insurers in the nation. Our commercial premium revenue was up 17%. As HMO members make up less than 20% of the total available market, our initial projections for growth in this important business segment in 2004 were approximately 5-7%. However, the popularity and affordability of our plan options produced a 4% increase in January alone! This obviously bodes well for growth throughout the year, and we are now projecting a 7-10% increase in commercial membership in Las Vegas for 2004.

For Las Vegas seniors, over 60% of those who chose to enroll in a Medicare managed care plan selected one of our Senior Dimensions products in 2003. The value-added services that we

consolidated revenue
(from continuing operations)
in millions



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
2001
2002
2003

cash flows
(from continuing operations)
in millions


$175
$150
$125
$100
$75
$50
$25
$0
2001
2002
2003

offer as a designated Social HMO resulted in an increase in our Medicare membership of over 7%. Revenue for this portion of our business improved by 10%, while costs held steady through tiered prescription drug programs and hospital and physician cost sharing. Under the recently enacted Medicare legislation, beginning in March 2004, we expect a significant increase in our reimbursement from the federal government to provide benefits for our seniors. The resultant expansion of benefits and reduction of cost sharing should prove attractive, producing another solid year of enrollment growth in this part of our business.

One of the key value imperatives for our Las Vegas members is access to Southwest Medical Associates (SMA). In 2003, three out of every four members enrolled in one of our health plans chose a physician practicing at SMA to deliver their primary care. Our commitment to improving the doctor/patient experience at our clinics was addressed throughout 2003 and will continue to be addressed in years to come. Later in this report, you will read about several important program improvements, including the implementation of technological advancements such as digital radiography, electronic prescription drug ordering and electronic medical record keeping. These and other capital and operational improvements continue to make SMA one of the finest primary and preventive care systems in Las Vegas, as well as one of the most cost-effective.

Historically underbedded, Las Vegas finally saw some relief when Universal Health Systems (Universal) opened a fourth facility in 2003. Scheduled to open next, a third HCA (Hospital Corporation of America) hospital, followed by a third facility owned by Catholic Healthcare West, which will bring the total number of hospitals in Las Vegas to 14 by 2005. While our contract with the Universal facilities in late 2002 resulted in a considerable improvement in our hospital cost trend, this increase in the number of facilities and available beds should continue to favor our hospital contracting efforts, as local competition among these providers heats up.

To recap, our core managed care operations contributed approximately 69% to revenue and 89% to income from continuing operations in 2003. Consolidated membership growth exceeded 7% and is projected to grow another 7-10% in 2004. Three out of four Las Vegans chose one of our plans when choosing an HMO for themselves and their families. Three out of four of those individuals chose a physician from our proprietary medical group to deliver their primary care. With increased reimbursement from the federal government available to enrich benefits and services, more seniors can be expected to enroll in one of our plans. Las Vegas continues to grow at unparalleled levels, and our businesses are firmly planted in the health care infrastructure. Things are good...and they're looking up.

Now to the disappointments. In late 2002, the United States Department of Defense (DoD) announced it was overhauling its TRICARE program, which provides health benefits for military retirees and their families, as well as families of active duty servicemen and women. Since 1998, Sierra Military Health Services (SMHS) has been the prime contractor for this program in Region 1, which extends from Maine to northern Virginia, including the District of Columbia. The new program, known as TRICARE Next Generation (T-Nex), would have expanded that service area to include ten additional states in the mid-west and mid-atlantic. This highly competitive procurement, which included all incumbent contractors, as well as new entrants, began in 2002. In early 2003, SMHS submitted its written bid for this new "North Region," followed by an oral presentation later in the spring.

In late August, SMHS received notification that it had not been awarded the new contract. The Company immediately filed a protest with the General Accounting Office, which upheld the DoD's decision in early December. With this conclusion, SMHS begins the process of dismantling its operations in Baltimore and throughout the region. On September 1, 2004, health care delivery is expected to transfer from SMHS to the new contractor followed by a six-month phase-out of

I maintain that Sierra Military Health Services presented a superior proposal. Our record of service excellence is unsurpassed and our commitment to our men and women in uniform has been and will continue to be exemplary. Our military health business was a solid investment during the years in which we operated.

our military operations. While we expect solid revenue and earnings from this segment of our business through August 31, we anticipate a phase-out payment of approximately $25 million, before severance payments, for the ensuing six-month period, in addition to the negotiated settlements that may occur with the new follow-on contractor.

I maintain that Sierra Military Health Services presented a superior bid proposal to the DoD. Our record of service excellence is unsurpassed and our commitment to our men and women in uniform has been and will continue to be exemplary. While I believe we will never fully understand or appreciate the rationale behind the DoD's change in contractors, I know that our military health business was a solid investment during the years in which we operated; an investment which could have produced predictable income for years to come. In 2004, we will explore strategic alternatives for the replacement of this income and proceed with an orderly transition of the military business. I commend each and every member of our SMHS family for their extraordinary dedication, sometimes under great uncertainty. They will remain an invaluable part of the Sierra family.

In January 2003, we announced that we were seeking strategic alternatives for Sierra's workers' compensation subsidiary, CII Financial, Inc. (CII). Since we acquired this company in 1995, the workers' compensation industry has been challenging, particularly in California. Even though CII outperformed the industry, it became progressively less important to our core business model, and with no significant improvement foreseeable in the near future, we made the decision to seek a buyer for these operations.

In November, we announced a definitive agreement with Folksamerica Holding Company, Inc. (Folksamerica), a subsidiary of White Mountains Insurance Group, Ltd., for the sale of the workers' compensation insurance subsidiaries. The deal, valued at approximately $73 million, calls for Sierra to receive $11 million in cash, subject to adjustments, at the closing, expected at either the end of the first quarter or April 30, 2004, and up to $62 million, depending on claim and expense development, payable in January of 2010. Folksamerica and Sierra have finalized negotiations with a third-party administrator to manage the claims runout on our existing business. We have also negotiated a transaction with a renewal rights carrier for our policies in Nevada. Once again, I commend the entire staff of our workers' compensation operations for their excellent work in the face of uncertainty and for the contributions they have made to the ongoing success of Sierra.

Despite these disappointments, our financial performance in 2003 was exceptional. Our operating revenue increased 16% to nearly $1.5 billion, due largely to the strength of our premium revenue in Nevada and the additional military health revenue realized from the call-up of reservists for the war in Iraq. The Company's operating income improved over 83%, while income from continuing operations improved an impressive 94%.

In the first quarter of 2003, we completed an offering of $115 million of 2¼% senior convertible debentures due 2023. The proceeds were used to retire the Company's line of credit debt and to further the bid process for what would prove to be an unsuccessful T-Nex bid. The debentures are convertible upon certain conditions including the sale price of Sierra's common stock exceeding

total external debt
(from continuing operations)
in millions



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12.31.01
12.31.02
12.31.03
sierra debentures
credit facility debt
financing obligation
other debt


stock price performance
sierra
s&p 500
indexed price
500%
400%
300%
200%
100%
0%
+ 383.0%
(21.9%)
12.31.99
06.15.00
11.30.00
05.17.01
11.01.01
04.18.02
10.03.02
03.20.03
09.04.03
02.19.04

Source: Lehman Brothers

$21.95 for a specified period. That condition was met in the fourth quarter of 2003, thus diluting Sierra's share count in the first quarter of 2004. In order to offset this event, the Company aggressively purchased shares of its common stock throughout 2003. By the end of 2003, Sierra had repurchased approximately 5.3 million shares at an average repurchase cost of $18.63. We expect to continue to repurchase shares in 2004. Additionally, because SMHS was not selected as the T-Nex contractor for the North Region, proceeds from the convertible offering provided to SMHS, combined with their existing equity, will return to the parent company as cash sometime in 2004. This cash can be used for additional share repurchases.

The $115 million from the convertible debenture offering remains the Company's only meaningful debt. In early 2003, we negotiated a new $65 million credit facility, with an accordion feature to $125 million. As of early 2004, no amounts had been drawn on this line. Our cash and investments from continuing operations exceeded $333 million at the end of 2003 and operating cash flows from continuing operations were nearly $152 million for the year. Simply put, we are in a healthy financial position.

The recognition of our market position and growth in our core business, combined with our financial discipline, resulted in significant gains for our shareholders. Fully diluted earnings per share, from continuing operations, increased over 98% in 2003. Our closing stock price on December 31, 2002 of $12.01 increased to $27.45 on December 31, 2003. Average daily volume of shares traded increased 55% from 2002 to 2003, and the number of days where more than a million shares traded jumped to fourteen in 2003 from five in 2002. On December 2, 2003, the Company rang the closing bell on the New York Stock Exchange, heralding a new 52-week high price of $28.79. As we move through 2004, the stock price continues to appreciate.

The year 2003 was a benchmark for Sierra Health Services in a variety of ways. Mixing the good news with the not so good still resulted in an overall dramatic improvement in virtually all of the Company's key metrics. For the year 2004, we will remain focused on growing our core operations and continuing to build value for our shareholders.



Anthony M. Marlon, M.D.
Chairman, President and Chief Executive Officer


medical care ratio
(from continuing operations)
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003


general & administrative expenses
(from continuing operations)
as a percentage of revenue
12%
10%
8%
6%
4%
2%
0%
2001
2002
2003


average cash & investment balance
(from continuing operations)
in millions
$350
$300
$250
$200
$150
$100
$50
$0
2001
2002
2003

As Las Vegas grows, so does Sierra

By any standards, the population growth of Las Vegas, Nevada has been nothing short of astonishing. Dr. Anthony M. Marlon foresaw the need for a sophisticated health care system back in 1972 when he opened Southwest Heart Associates, which quickly evolved into the multi-specialty practice known as Southwest Medical Associates. More than thirty years later, the Sierra family of companies includes multiple subsidiaries that deliver and finance health care, including Nevada's largest managed care plan, Health Plan of Nevada. Additionally, Sierra has become one of the largest non-gaming employers in Las Vegas and a key contributor to the vibrant economy of southern Nevada.




1972
548,772
1982
870,970
2003
2,295,391
2013
2,788,212 (projected)

72,000

Every month for the past seventeen years, approximately five to six thousand more people call Las Vegas home.

Nevada Population Statistics Source:
UNLV Center for Business & Economic Research
Projection Source: Nevada State Demographer's Office



Bigger > is better

In the highly competitive world of managed health care, brand equity is a key attribute. Trusting a company with your family's medical care, its financial security and its peace of mind is a business relationship that extends far beyond the notion of product consumption. Brand loyalty in the health care business is earned through quality, through affordability and through assurance in time of need.

When it comes to choosing a health insurer in Las Vegas, the brand of choice is Health Plan of Nevada (HPN). It is no exaggeration to say that HPN commands the type of name recognition that, in other parts of the country, is typically reserved for Blue Cross/Blue Shield plans. Its rich history of serving the health care needs of Las Vegans means its image of quality, affordable care will continue.

But HPN, with its commercial and Medicare HMO and Point of Service products, is only one of many brands under the umbrella of Sierra's Managed Healthcare Division. Sierra Health and Life specializes in open access PPO products. Sierra Health-Care Options offers administrative services to self-insured employer groups, which often serve as gateways to the Company's full-risk product lines. In addition to Southwest Medical Associates and its ever-growing number of clinic facilities, the division's medical subsidiaries include Behavioral Healthcare Options and the "Family and Home" companies, which offer everything from durable medical equipment to hospice care.

This broad range of products and services has been carefully cultivated over the many years that Sierra has operated in Las Vegas. As the population soars, the health care needs of

Las Vegans become diverse, requiring expertise to address a variety of specialized needs. The gaming and resort industries, unions, school districts, local governments and small "mom and pop" businesses have all concluded that the value offered through Sierra's many product lines helps them to meet their professional objectives, including the recruitment and retention of an effective workforce.

A key component of the Company's brand success is the depth and breadth of its provider networks. While many HMOs are characterized by their restrictive access to physicians and hospitals, HPN's physician network includes nearly 2,300 local primary and specialty care physicians. When it comes to hospital care, HPN holds some form of contract with every hospital in town. Add this to the convenience and accessibility of SMA's clinics and it's easy to see the significant value offered to individuals and employers.

But Sierra is not content to rest on its success in the local market. While HPN commands a 75% share of the HMO business in Las Vegas, that share represents less than 20% of the total available market. Therefore, the Company is always seeking ways to improve its position and broaden its brand equity. In the latter part of 2003, eleven new health plans were introduced and, in January 2004, the Company's first "consumer driven" plan offerings were launched, featuring a high deductible PPO coupled with an employer funded Health Reimbursement Arrangement.

More products developed and sold, more clinics constructed and opened, and more individuals and employers recognizing the value of the brand mean only one thing for Sierra's Las Vegas companies—bigger *is* better.

For many years Las Vegas has been known as a premier resort destination, currently attracting nearly 36 million people annually to its extensive variety of entertainment, shopping, restaurants and, of course, gaming options. But economic diversity has resulted in many more individuals and families calling Las Vegas home. Whether a laborer or executive, a new dad or retiree, Health Plan of Nevada is there to offer security and peace of mind when they're needed most.


HPN
Plans
HPN

Technology advances, but the doctor is *still* in

The genesis of Sierra Health Services lies with its medical group, Southwest Medical Associates (SMA). This is also the Company's heart and soul—where each day decisions are made that better the lives of countless Las Vegans. Sierra's commitment to the best in quality, affordable patient care has resulted in numerous advances in both medical technology and in individualized client support. In 2003, this commitment went even farther.

In the first quarter of 2003, SMA introduced a major advance in x-ray technology. The Picture Archiving Communication System (PACS) allows x-ray examinations, studies and images to immediately link to online patient databases. A significant advantage over previous analog formats, the digital images provided through PACS eliminate the need for storage of hard copy film, decrease liability from lost films and increase productivity for technologists. Radiologists no longer view x-ray film but a computer screen and, if necessary, immediately transfer those images to attending physicians located throughout the SMA system. Further enhancements to this digital technology are expected in early 2004 providing even greater levels of quality control.

In 2002, SMA introduced efficiency to prescription drug ordering when physicians at its clinics began using the Allscripts Touchworks product, an electronic prescribing system that includes a handheld device that links to a list of appropriate drugs for specific conditions, including equivalent lower cost drugs. Not only was the occasional problem of misinterpreting handwritten scripts eliminated, but generic drug utilization increased significantly—at a considerable cost saving to patients.

Starting in 2003, the Company began a project to use this same technology to address patient medical records. SMA currently houses approximately 650,000 patient medical records and the number is growing. Soon, physicians at the clinics will be able to dictate, keep notes, and record billable charges for patients using the same prescription drug-ordering device, as well as personal computers in offices and examination rooms. Not only will this address the limitations of finding and moving paper files, but external data provided by physicians will be integrated with each patient record. Expected to be completely rolled out by the second quarter of 2004, a fully functioning electronic medical record should lead to more efficiency, more accuracy and better quality care for all. By 2005, SMA should be close to achieving its goal of becoming virtually paperless.

In late 2003, a new specialty was added to SMA. The Cardiology Department opened its doors in the fourth quarter, providing cardiac consultation and pre-operative screening for surgery. The department utilizes diagnostic technologies for treadmill and pharmacological stress tests, echocardiography, stress echocardiography, holter monitoring and event recording. In 2004, nuclear diagnostic capabilities will be added.

For every technological improvement at SMA, however, nothing matters more than the human touch. In 2003, the Company embarked on a long-term initiative to create a fully integrated approach to patient care and treatment. Known as the Positive Patient Experience (PPE), the objectives of this initiative were to make patient care at SMA outcome oriented, both clinically and in terms of patient satisfaction; engage in quality and cost efficient clinical practice; and be one of the premier sources of primary and preventive care in Las Vegas. To date, SMA is making progress on all of these objectives. Physicians have been organized into teams, which include registered nurse care managers, health educators, pharmacists and social workers. Referrals to specialists are streamlined and coordinated through a member of the team. In 2004, this referral process will be upgraded to a web-based electronic communication system.

The advent of the PACS system has brought a new level of technological advancement to Southwest Medical Associates. Digital radiography has resulted in faster processing of x-ray images and more efficient use of time for radiologists and primary care physicians. Within minutes, an image is available for viewing and can be transferred to other offices within the medical group for broader consultation and diagnosis.



Behind the scenes—ahead of the curve

While attractive product offerings and quality medical services are the most recognizable elements of Sierra's Las Vegas business, the unsung heroes of its core operations are the back-office functions, the administrative services that enhance the value that individuals, employers, providers and distributors receive through their various affiliations with the Company. In 2003, customer service improvements allowed the spotlight to turn inward.

The definition of great customer service is simple—responsiveness. Sierra's back-office operations continuously strive to do just that—and, hopefully, better and faster than any of its competitors. Whether it's individual member service, group service or claims operations service, identifying and resolving an issue in a timely manner is the ultimate objective.

In 2003, Sierra implemented a Computer Telephony Integration (CTI) system in its member service area. Now, during the brief time that a member waits for a service representative, he or she can program key pieces of information on his or her telephone keypad that automatically appear on the representative's computer screen, identifying the member and the problem before voice contact is made. Response and resolution times have improved significantly.

Additionally, data pertinent to most calls coming into the member service department were spread over several pages on each service representative's computer screen. This caused additional delays in response and resolution times. Through a comprehensive consolidation of information to just a few key pages, member service representatives have been able to further reduce call times.

Before 2003, product and benefit information was available only in paper form. Sierra's team created an automated product and benefit grid that simplified the process by customizing this information for members while their identifying information was accessed.

On the group service side, two of the Company's most important customers are its agents and brokers, without whom Sierra could not command the market share it currently enjoys for its health plans and services. Broker commission statements were occasionally difficult to comprehend and information regarding employer group clients was not always transmitted in a timely fashion. The group service team addressed these problems head on by working with brokers to redevelop the commission statements to their satisfaction and by implementing a more comprehensive notification system to let them know when employer group clients are delinquent in payments or experiencing other issues of concern.

For Sierra's provider partners, two of the most important issues are the timeliness and accuracy with which the Company pays its claims. While many claims are now submitted electronically through Electronic Data Interchange (EDI), others are still submitted in paper form. Of these, more than half are processed using optical character recognition (OCR) technology, transforming a paper claim into an electronic file, thus expediting entry into the claims adjudication process.

The combined use of OCR and EDI technology has allowed Sierra to process approximately 60% of its fee-for-service claims in an electronic format. Doing so has meant substantial reductions in more labor-intensive manual data entry and gains in both accuracy and timeliness of claims processing and payment.

Whether answering questions for members seeking clarification on portions of their health coverage or providing timely reimbursement to physician and hospital provider partners, Sierra's back-office operations constantly seek ways to improve the efficiency and quality of the services they afford. In 2003, certain technological enhancements allowed the Company to further these objectives and improve the critical support required from our customers.


Covered Services and Limitations
Medical Services
Prior Auth. Required
Copayment
Outpatient Hospital and Ambulatory Surgical Facility Services
Physician Services

2003 board of directors



Anthony M. Marlon, M.D.
Chairman of the Board
President
Chief Executive Officer



Albert L. Greene
Chief Executive Officer
Queen of Angels
Hollywood Presbyterian
Medical Center



Thomas Y. Hartley
Chairman of the Board
Southwest Gas Corporation



Michael E. Luce
President
The Walters Group



Erin E. MacDonald
Former President and
Chief Operating Officer
Chief of Staff



William J. Raggio
State Senator of Nevada
Director, Archon Corporation
(fka Santa Fe Gaming Corp.)
Shareholder, Jones-Vargas
Attorney-at-Law



Charles L. Ruthe
Chairman of the Board
Charles L. Ruthe and
Associates, Inc.



Anthony L. Watson
Chairman of the Board
Chief Executive Officer
HIP Health Plan of New York

products and services as of January 2004

HMO Commercial
Health Plan of Nevada
Las Vegas & Reno metropolitan areas, Laughlin, rural northern Nevada counties

HMO Medicare
Senior Dimensions
Las Vegas & Reno metropolitan areas, Laughlin, rural northern Nevada counties

HMO Medicaid
Smart Choice
Las Vegas metropolitan area

Point of Service
Sierra Choice
Las Vegas & Reno metropolitan areas, Laughlin, rural northern Nevada counties

Medical Group
Southwest Medical Associates
11 clinics and 1 outpatient surgery clinic in the Las Vegas metropolitan area

Workers' Compensation
Sierra Insurance Group
Nevada

Mental Health & Substance Abuse Counseling
Behavioral Healthcare Options
Arizona, California, Maryland, Mississippi, Nevada & Texas—telephonic utilization conducted in all states

Managed Indemnity/PPO/Life Insurance/Medicare Supplement
Sierra Health and Life Insurance Company
California, Colorado, Indiana, Iowa, Louisiana, Nevada, New Jersey, Texas

Military Health
Sierra Military Health Services
Region 1: Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Vermont, Washington, D.C., portions of Virginia, West Virginia.

Home Health
Family Health Care Services
Family Home Hospice
Sierra Home Medical Products, Inc.
dba THC of Nevada
All in Nevada

Administrative Services
Sierra Health-Care Options
Colorado, Mississippi, Nevada
Nevada Administrators
Nevada

$ 2003 financial review

The table below presents our selected consolidated financial information for the years indicated. The table should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information which appears elsewhere in this 2003 Annual Report. The selected consolidated financial data below has been derived from our audited Consolidated Financial Statements.

YEARS ENDED DECEMBER 31, (In thousands, except per share data)	2003	2002	2001	2000	1999
Statements of Operations Data:					
OPERATING REVENUES:					
Medical Premiums	$ 962,176	$ 857,741	$ 718,994	$ 637,769	$ 594,966
Military Contract Revenues	465,313	373,589	338,918	330,352	287,398
Professional Fees	37,367	30,923	28,985	33,102	42,069
Investment and Other Revenues	20,223	16,382	16,603	18,393	16,286
Total	1,485,079	1,278,635	1,103,500	1,019,616	940,719
OPERATING EXPENSES:					
Medical Expenses	762,865	712,290	608,757	576,738	534,606
Military Contract Expenses	452,554	360,375	331,621	323,265	276,493
General and Administrative Expenses	137,263	133,979	122,623	112,220	103,340
Asset Impairment, Restructuring, Reorganization and Other Costs[1]				30,836	7,808
Total	1,352,682	1,206,644	1,063,001	1,043,059	922,247
OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS	132,397	71,991	40,499	(23,443)	18,472
Interest Expense	(5,491)	(7,650)	(15,738)	(17,865)	(12,306)
Other Income (Expense), Net	(223)	55	(2,119)	1,084	(674)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	126,683	64,396	22,642	(40,224)	5,492
(PROVISION) BENEFIT FOR INCOME TAXES	(44,565)	(22,088)	(7,161)	9,205	1,431
INCOME (LOSS) FROM CONTINUING OPERATIONS	82,118	42,308	15,481	(31,019)	6,923
LOSS FROM DISCONTINUED OPERATIONS	(19,792)	(5,860)	(11,995)	(168,896)	(11,554)
NET INCOME (LOSS)	$ 62,326	$ 36,448	$ 3,486	$ (199,915)	$ (4,631)
EARNINGS PER COMMON SHARE:					
Income (Loss) From Continuing Operations	$ 2.93	$ 1.47	$ 0.56	$ (1.15)	$ 0.26
Loss From Discontinued Operations	(0.71)	(0.20)	(0.43)	(6.22)	(0.43)
Net Income (Loss)	$ 2.22	$ 1.27	$ 0.13	$ (7.37)	$ (0.17)
Weighted Average Number of Common Shares Outstanding	28,053	28,756	27,685	27,142	26,927
EARNINGS PER COMMON SHARE ASSUMING DILUTION:					
Income (Loss) From Continuing Operations	$ 2.70	$ 1.36	$ 0.54	$ (1.15)	$ 0.26
Loss From Discontinued Operations	(0.65)	(0.19)	(0.42)	(6.22)	(0.43)
Net Income (Loss)	$ 2.05	$ 1.17	$ 0.12	$ (7.37)	$ (0.17)
Weighted Average Number of Common Shares Outstanding Assuming Dilution	30,421	31,141	28,509	27,142	26,996

DECEMBER 31, (In thousands)	2003	2002	2001	2000	1999
Balance Sheet Data:					
Working Capital	$ 171,652	$ 122,252	$ 65,986	$ 46,201	$ 326,841
Total Assets	1,134,121	1,065,966	1,064,846	1,162,773	1,130,112
Long-term Debt (Net of Current Portion)	116,645	60,710	163,993	224,970	173,578
Cash Dividends Per Common Share	none	none	none	none	none
Stockholders' Equity	150,764	156,565	96,519	90,473	278,412

(1) We recorded certain identifiable asset impairment, restructuring, reorganization and other costs.

The following discussion and analysis provides information which management believes is relevant for an assessment and understanding of our consolidated financial condition and results of operations. The discussion should be read in conjunction with the Consolidated Financial Statements and related Notes thereto. The information contained below may be subject to risk factors. We urge you to review carefully the section "Risk Factors" in Part 1, Item 1 of our 2003 Form 10-K for a more complete discussion of the risks associated with an investment in our securities. See "Note on Forward-Looking Statements and Risk Factors" under Item 1 in our 2003 Form 10-K.

OVERVIEW

Our continuing operations derive revenues from our health maintenance organization, or HMO, managed indemnity plans and military health care services. To a lesser extent, we also derive revenues from professional fees (consisting primarily of fees for providing health care services to non-members, co-payment fees received from members and ancillary products), and investment and other revenue (consisting of fees for workers' compensation third party administration, utilization management services and ancillary products).

Our principal expenses consist of medical expenses, military contract expenses, and general and administrative expenses. Medical expenses represent capitation fees and other fee-for-service payments paid to independent contracted physicians, hospitals and other health care providers to cover members, pharmacy costs, as well as the aggregate expenses to operate and manage our wholly-owned multi-specialty medical group and other provider subsidiaries. As a provider of health care management services, we seek to positively affect quality of care and expenses by contracting with physicians, hospitals and other health care providers at negotiated price levels, by adopting quality assurance programs, monitoring and managing utilization of physician and hospital services and providing incentives to use cost-effective providers. Military contract expenses represent payments to providers for health care services rendered under the TRICARE program, as well as administrative costs to operate the military health care subsidiary. General and administrative expenses generally represent operational costs other than those directly associated with the delivery of health care services and military contract services.

EXECUTIVE SUMMARY

Continuing Operations. Our 2003 operating results were significantly improved over 2002. Our fully diluted income from continuing operations per common share increased by 98.5% to $2.70 and our income from continuing operations increased by 94.1% to $82.1 million. The improvement in the 2003 operating results was primarily driven by medical premium revenue growth from new members, rate increases and an expansion of our operating margin. Our HMO membership increased by 7.4% from 272,000 at December 31, 2002 to 292,000 at December 31, 2003. Our overall 2003 premium rates increased by approximately 7.6% over 2002. The combination of these factors resulted in a 12.2% increase in our medical premium revenues to $962.2 million. Our medical expenses, on the other hand, only increased by 7.1% to $762.9 million. Medical expenses, as a percentage of medical premiums and professional fees, decreased to 76.3% from 80.2%, or 390 basis points. In addition, our general and administrative expenses only increased by 2.5% to $137.3 million. As a percentage of total revenues, our general and administration expense ratio was reduced by 130 basis points to 9.2%. Our operating margin, which is the operating income from continuing operations divided by total revenues, improved by 330 basis points to 8.9%.

Our Military Health Services Operations segment represented 31.5% of our 2003 operating revenues and 11.2% of our 2003 operating income from continuing operations. This segment had income before income taxes of $14.9 million in 2003 compared to $15.5 million in 2002. However, if we exclude the T-Nex related expenses, the Military Health Services Operations segment would have had income before income taxes of $24.3 million in 2003 compared to $20.5 million in 2002. The improvement was due to greater administrative operating expense efficiencies. We did not win the T-Nex North Region contract and our appeal to the United States General Accounting Office was denied in December 2003. Health care services under our current TRICARE contract for Region 1 will end on August 31, 2004 and we will then have a six-month phase-out at substantially reduced revenues and earnings.

Our cash flows from operating activities of continuing operations increased by 11.1% to $151.9 million and were mainly attributable to the increase in net income. In March 2003, we issued $115.0 million aggregate principal amount of 2 1/4% senior convertible debentures due March 15, 2023, paid off our old credit facility balance and obtained a new $65 million revolving credit facility, which we have not yet utilized. The senior convertible debentures can be converted into 6.3 million shares of our common stock at a price of $18.29 per share. To help compensate for the potential dilution of the senior convertible debentures, we purchased, as of December 31, 2003, at prevailing prices in the open market by block purchase or private transactions, 5.3 million shares at an average cost of $18.66 per share. In January 2004, we obtained an amendment to our credit facility to allow for up to $60 million of additional purchases of our common stock and as of March 1, 2004, we have purchased an additional 708,000 shares for $22.6 million.

Discontinued Operations. During the third quarter of 2001, we announced our plan to exit the Texas HMO health care market and received formal approval from the Texas Department of Insurance to withdraw our HMO operations in mid-October 2001. We ceased providing HMO health care coverage in Texas on April 17, 2002. As part of our plan to exit Texas, in the third quarter of 2001, we recorded a charge of $17.1 million for premium deficiency costs, the write down of certain assets, legal and restitution costs, and various other exit related costs.

We elected to early adopt Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" or SFAS No. 144, effective January 1, 2001. In accordance with SFAS No. 144, beginning January 1, 2001, our Texas HMO health care operations were reclassified and presented as discontinued operations.

On January 15, 2003, we announced that we were exploring strategic alternatives to dispose of our workers' compensation insurance company, CII Financial, Inc., or CII. Sierra's Board of Directors approved the sale of the operations on December 31, 2002. Accordingly, beginning in the fourth quarter of 2002, we reclassified our workers' compensation insurance business as discontinued operations.

In conjunction with the decision to sell the workers' compensation operations at the end of 2002, CII recorded valuation adjustments of $17.3 million, $11.3 million after tax, to reduce this business to its estimated net realizable value upon disposition. The valuation adjustments included the write down of accounts receivable, fixed assets and certain other assets of $4.0 million, and additional loss reserves of $8.3 million for the 2002 accident year and $5.0 million for prior accident years.

In the second quarter of 2003, we recorded $4.0 million, $2.6 million after tax, in additional valuation adjustments. On November 25, 2003, we announced that we had reached an agreement to sell California Indemnity Insurance Company, or Cal Indemnity, and its subsidiaries. Cal Indemnity is a wholly-owned subsidiary of CII and is CII's only significant asset. As part of the purchase agreement, Cal Indemnity and its subsidiaries have stopped issuing new or renewal policies except in Nevada. The buyer intends to place Cal Indemnity and its subsidiaries in run-off. An independent third party claims administrator has been engaged to administer the claims when the transaction is consummated. The transaction was initially valued at $79.5 million, consisting of $15.5 million payable at closing and a contingent payment of $64.0 million which will be payable in 2010. The cash payable at closing is subject to certain adjustments and the contingent payment can be increased or decreased based upon favorable or adverse loss and allocated loss adjustment expense development from closing through December 2009. We have currently estimated that the adjustments will reduce the net sales proceeds to approximately $73 million. In the fourth quarter of 2003, we recorded a charge of $15.6 million, gross and net of tax, to write down the investment in Cal Indemnity to its estimated net sales proceeds. The sale is subject to regulatory approvals and is expected to close by April 30, 2004.

RESULTS OF OPERATIONS

The following table sets forth selected operating data as a percentage of revenues for the periods indicated:

YEARS ENDED DECEMBER 31,	2003	2002	2001
OPERATING REVENUES:			
Medical Premiums	64.8%	67.1%	65.2%
Military Contract Revenues	31.3	29.2	30.7
Professional Fees	2.5	2.4	2.6
Investment and Other Revenues	1.4	1.3	1.5
Total	100.0	100.0	100.0
OPERATING EXPENSES:			
Medical Expenses	51.4	55.7	55.2
Military Contract Expenses	30.5	28.2	30.0
General and Administrative Expenses	9.2	10.5	11.1
Total	91.1	94.4	96.3
OPERATING INCOME FROM CONTINUING OPERATIONS	8.9	5.6	3.7
INTEREST EXPENSE	(0.4)	(0.6)	(1.4)
OTHER INCOME (EXPENSE), NET			(0.2)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	8.5	5.0	2.1
PROVISION FOR INCOME TAXES	(3.0)	(1.7)	(0.7)
INCOME FROM CONTINUING OPERATIONS	5.5	3.3	1.4
LOSS FROM DISCONTINUED OPERATIONS	(1.3)	(0.5)	(1.1)
NET INCOME	4.2%	2.8%	0.3%

YEAR ENDED DECEMBER 31, 2003 COMPARED TO 2002

Total Operating Revenues increased approximately 16.1% to $1.49 billion from $1.28 billion for 2002.

The change in operating revenues was comprised of the following:

- An increase in medical premiums of $104.5 million
- An increase in military contract revenues of $91.7 million
- An increase in professional fees of $6.5 million
- An increase in investment and other revenues of $3.8 million

Medical Premiums from our HMO and managed indemnity insurance subsidiaries increased from $857.7 million to $962.2 million, an increase of $104.5 million or 12.2%. The increase in premium revenue reflects a 7.2% increase in Medicare member months (the number of months individuals are enrolled in a plan), a 19.9% increase in Medicaid member months and a 4.8% increase in commercial member months. The growth in Medicare member months contributes significantly to the increase in premium revenues as the Medicare per member premium rates are more than three times higher than the average commercial premium rate.

HMO and POS premium rates for renewing commercial groups increased approximately 13% while the overall recorded per member per month revenue increase, including new and continuing business, was approximately 11%. Managed indemnity rates on renewing groups increased approximately 9%. We did not receive a Medicaid rate increase in 2002 or 2003. The basic Medicare rate increase received in 2003 was approximately 2.0%. Our overall Medicare rate increase was approximately 2.8% due primarily to an increase in the Social HMO membership as a percentage of our total Medicare membership.

Effective January 2004, the Centers for Medicare and Medicaid Services, or CMS, has adopted a new risk adjustment payment methodology for Medicare beneficiaries who are enrolled in managed care programs, including the Social HMO. In addition, CMS has revised the payment factors for the Social HMO members to include a frailty adjuster that uses measures of functional impairment to predict expenditures. Under the new payment methodology, in 2004, we will be paid 90% based on the current payment approach and 10% based on the new approach. The Social HMO program was due to expire at the end of 2003; however CMS administratively extended the Social HMO program for one year, through 2004. If the Social HMO contract is not renewed beyond 2004, we would seek to transfer the members into one of our traditional Medicare plans. This transfer would allow for the continuity of care of our members but without the additional Social HMO specific benefits that are currently available to them and the associated higher premiums we receive. There are activities taking place on a federal level to continue the program, but there is no guarantee at this time that the Social HMO contract will be renewed beyond 2004. Continued medical premium revenue growth is principally dependent upon continued enrollment in our products and upon competitive and regulatory factors.

Under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, and effective March 2004, we have calculated that the MMA will increase our Medicare premium rates by over 15%. The increased funding must be used in one or more of the following ways: to reduce beneficiary premiums; reduce beneficiary cost sharing; enhance benefits; placed into a benefit stabilization fund; or used to retain providers or expand the provider network as long as the provider network stabilization or enhancement does not result in increased premiums, increased cost sharing or reduced benefits. We proposed to use the additional funding to enhance various plan benefits, including a reduction in the amount of Medicare Part B premium that our members pay to the Federal government, and to stabilize our provider network.

Our commercial membership increased from 187,000 at December 31, 2002 to 202,000 at December 31, 2003. In the first two months of 2004, we have added almost 9,000 additional members. Our commercial member retention was approximately 95% for our January 2004 renewals, which represent approximately 50% of our total commercial membership. The increase in commercial membership during 2003 is primarily attributed to in-case growth, movement from self-insured plans to our commercial products and new accounts.

Military Contract Revenues increased from $373.6 million to $465.3 million, an increase of $91.7 million or 24.6%. Included in the total military contract revenues are incremental change order and bid price adjustments for 2002 and 2003 of $149 million and $148 million, respectively. The increase in revenue is the result of higher base contract revenue primarily due to increased eligible beneficiaries from the call up of reservists in Region 1 and their family members who are eligible for the TRICARE program after 30 days and the positive impact of the first year of our contract extension, which began June 2003. The base monthly revenue under the contract extension is higher than it was under the previous contract. There were no final settlements of bid price adjustments in 2002 or 2003.

SMHS completed the fifth year of a five-year contract in May 2003 and is in the first year of a contract extension. In August 2002, the DoD requested proposals for managed care services under the Next Generation TRICARE, or T-Nex, contract. We submitted our proposal in January 2003 for the T-Nex North Region contract, which includes Region 1, as well as Michigan, Ohio, Kentucky, Indiana, Illinois, Wisconsin, Virginia and North Carolina. However, in August 2003, the DoD awarded the T-Nex North Region contract to a competitor and the General Accounting Office denied our protest of the award in December 2003. The new contractor is scheduled to be operational in Region 1 on September 1, 2004 and the new contract would supersede the remainder of our current TRICARE Region 1 contract. After the new contractor is operational on September 1, 2004, SMHS will commence a six-month phase-out of operations at prices previously negotiated with the DoD. SMHS does not meet the definition of discontinued operations since we do not have plans to dispose of the operations before the phase-out is complete. For more detail on SMHS' results of operations see Note 19, Segment Reporting, in the Notes to the Consolidated Financial Statements.

Professional Fees increased from $30.9 million to $37.4 million, an increase of $6.5 million, or 20.8% as a result of increased visits due to membership growth, a higher percentage of members selecting our owned medical group and an increase in related services performed by our other provider subsidiaries.

Investment and Other Revenues increased from $16.4 million to $20.2 million, an increase of $3.8 million or 23.4%. Investment revenues increased due to higher average invested balances, an increase in net gains on the sale of investments of $600,000 and an increase in revenues associated with administrative services of $1.1 million.

Medical Expenses increased from $712.3 million to $762.9 million, an increase of $50.6 million or 7.1%. The increase is due primarily to our increased membership, which is in part offset by a lower medical care ratio. This ratio, which is medical expenses as a percentage of medical premiums and professional fees, decreased to 76.3% from 80.2%. The favorable decrease in our medical care ratio is due primarily to premium increases in excess of cost increases, lower average cost per hospital bed day as a result of a new hospital contract we entered into in the third quarter of 2002, favorable pharmacy costs and favorable claims development from prior periods. The favorable decrease was partially offset by malpractice cost increases at our medical provider subsidiary. The number of days in claims payable, which is the medical claims payable balance divided by the average medical expense per day for the period, at December 31, 2003 was 50.0 compared to 49.6 at December 31, 2002.

Our medical claims payable liability requires us to make significant estimates. Any changes to the estimates would be reflected in the year the adjustments are made. Included in medical expenses is favorable development on prior years' estimates of $14.0 million and $10.9 million for the years ended December 31, 2003 and 2002, respectively. The favorable development is a result of claims being settled for amounts less than originally estimated.

We contract with hospitals, physicians and other independent contracted providers of health care under capitated or discounted fee-for-service arrangements, including hospital per diems, to provide medical care services to members. Capitated providers are at risk for a portion of the cost of medical care services provided to our members in the relevant geographic areas; however, we are ultimately responsible for the provision of services to our members should the capitated provider be unable to provide the contracted services. We incurred capitation expenses of $101.8 million and $88.8 million, or 13.3% and 12.5%, of our total medical expenses for 2003 and 2002, respectively.

Military Contract Expenses increased from $360.4 million to $452.6 million, an increase of $92.2 million or 25.6%. The increase is consistent with the increase in revenues discussed previously and includes $9.4 million in T-Nex related costs for 2003 compared to $5.1 million in 2002. Health care delivery expense consists primarily of costs to provide managed health care services to eligible beneficiaries in accordance with Sierra's TRICARE contract. Under the contract, SMHS provides health care services to approximately 707,000 eligible individuals of active duty military personnel, military retirees under the age of 65 and dependents of military retirees through a network of approximately 49,700 health care providers and certain other subcontractor partnerships. Also included in military contract expenses are costs incurred to perform specific administrative services, such as health care appointment scheduling, enrollment, medical and network management services as well as health care advice line services, and other administrative functions of the military health care subsidiary. These administrative services are performed for active duty personnel and family members as well as retired military families.

Included in military contract expenses is favorable development of prior years' estimates having an earnings impact of $3.2 million and $4.6 million for the years ended December 31, 2003 and 2002, respectively. In addition, favorable development of prior years estimates having a non-earnings impact were $10.8 million and $16.5 million for 2003 and 2002, respectively. The non-earnings impact was offset by a reduction in military contract revenues pursuant to the gain/loss risk-sharing with the government. The favorable development was a result of claims being settled for amounts less than originally estimated.

General and Administrative Expenses, or G&A, increased from $134.0 million to $137.3 million, an increase of approximately $3.3 million or 2.4%. G&A expenses increased due to increases in payroll and benefits and facility lease expense partially offset by a decrease in legal expenses. The increase in facility lease expense is due to the rent payments associated with the sale-leaseback transaction for our administrative buildings now being recorded as an operating expense. Previously, the rent payments were recorded as interest and a reduction of principal and the assets were being depreciated. As a percentage of revenues, G&A expenses were 9.2% for 2003, compared to 10.5% in 2002 as result of the items described above and the overall increase in revenues. As a percentage of medical premium revenue, G&A expenses were 14.3% for 2003, compared to 15.6% for 2002 due to the overall increase in medical premium revenue.

Interest Expense decreased from $7.7 million to $5.5 million, a decrease of approximately $2.2 million or 28.2%. Interest expense related to the sale-leaseback transaction decreased by approximately $2.8 million as the remaining buildings qualified as a sale during 2002. The decrease in the interest expense related to our revolving credit facility was primarily offset by an increase in interest related to the new senior convertible debentures. We currently incur a fee of 0.375% on the unused portion of our new revolving credit facility.

Other Income (Expense), Net resulted in expense of approximately $200,000 for 2003 compared to income of approximately $55,000 for 2002.

Provision for Income Taxes was recorded at $44.6 million for 2003 compared to $22.1 million for 2002. The effective tax rate for 2003 was 35.2% compared to 34.3% for 2002. Our effective tax rate is greater than the statutory rate due primarily to an increase in state income taxes.

Discontinued Operations consist of our Texas HMO health care operations and the CII workers' compensation operations. The net loss from discontinued operations for 2003 was approximately $19.8 million compared to $5.9 million for 2002. The Texas HMO health care operations had net income of approximately $3.1 million for 2003, which was offset by a net loss on the CII workers' compensation operations of $22.9 million.

Discontinued Texas HMO health care operations. The income from the Texas HMO health care operations for 2003 included a pre-tax gain on the early payoff of the remaining Kaiser-Texas mortgage loan of $2.1 million, a net decrease in litigation accruals of $3.0 million and, favorable development in medical claim liabilities of $1.8 million partially offset by a loss on the sale/write down of real estate of approximately $400,000 and other operating expense and adjustments of $1.7 million. The combined adjustments resulted in income from the discontinued Texas HMO health care operations of $4.8 million pre-tax or net income of $3.1 million.

Discontinued CII workers' compensation operations. The discontinued workers' compensation operations for 2003 had a net loss of $22.9 million. Net earned premiums decreased by $53.2 million or 30.2% due primarily to a decrease in direct earned premiums of $48.4 million and an increase in ceded reinsurance premiums of $5.7 million partially offset by an increase in assumed premiums of approximately $900,000.

Investment and other revenue decreased by $3.3 million or 26.4% due to a decrease in the average investment yields during the period.

In conjunction with the decision to sell the workers' compensation operations at the end of 2002, CII recorded valuation adjustments of $17.3 million, $11.3 million after tax, to reduce this business to its estimated net realizable value upon disposition. The valuation adjustments included the write down of accounts receivable, fixed assets and certain other assets of $4.0 million, and additional loss reserves of $8.3 million for the 2002 accident year and $5.0 million for prior accident years.

In the second quarter of 2003, we recorded $4.0 million, $2.6 million after tax, in additional valuation adjustments. On November 25, 2003, we announced that we had reached an agreement to sell Cal Indemnity and its subsidiaries. In the fourth quarter of 2003, we recorded a charge of $15.6 million, gross and net of tax, to write down the investment in Cal Indemnity to its estimated net sales proceeds. We did not recognize a tax benefit on the charge since our tax basis was less than our investment in Cal Indemnity. The sale is subject to regulatory approvals and is expected to close by April 30, 2004.

Excluding the $15.6 million charge, expenses decreased in the CII workers' compensation operations by approximately $65.8 million or 31.2%. The decrease is primarily due to the following:

- In 2003, we recorded $16.9 million of net adverse loss development for prior accident years compared to net adverse loss development of $24.0 million recorded in 2002. The net adverse loss development recorded in 2003 was largely attributable to higher costs per claim, or claim severity, in California, primarily on accident years 1997-2002 except 2000. Higher claim severity has had a negative impact on the entire California workers' compensation industry in the past few periods and this trend may continue.

- The loss and loss adjustment expense, or LAE, ratio for the 2003 accident year compared to the 2002 accident year was lower by 7.0%, which resulted in a decrease in loss and LAE of approximately $8.6 million. The reduction is primarily related to our premium rate increases.
- A $42.1 million reduction in loss and LAE is related to the decrease in net earned premiums in 2003 compared to 2002.
- The net decrease in underwriting expenses, policyholders' dividends and other operating expenses was approximately $8.0 million and is attributable to the lower premium revenue for the period.

The net adverse loss development on prior accident years included those years that were covered by our reinsurance agreements. This resulted in an increase in the reinsurance recoverable balance, which was then reduced by amounts collected from reinsurers. For the year ended December 31, 2003, we increased our ceded reserves by $40.9 million and received payments from our reinsurers totaling $53.0 million.

The loss and LAE reserves recorded as of December 31, 2003 reflect our best estimate of the ultimate loss costs for reported and unreported claims occurring in accident year 2003 as well as those occurring in accident years prior to 2003. Workers' compensation claim payments are made over several years from the date of the claim. Until the final payments for reported claims are made, reserves are invested to generate investment income.

The combined ratio is a measurement of the workers' compensation underwriting profit or loss and is the sum of the loss and LAE ratio, underwriting expense ratio and policyholders' dividend ratio. A combined ratio of less than 100% indicates an underwriting profit. Our combined ratio was 118.9% compared to 119.6% for 2002. The decrease was primarily due to a decrease in the loss and LAE ratio. Excluding prior accident years' adverse loss development, the combined ratio would have been 105.2% for 2003 and 106.0% for 2002.

New California workers' compensation insurance reform legislation was signed into law in September 2003 to address some of the cost drivers that have led to significantly higher workers' compensation insurance premium rates over the past three years. The Workers' Compensation Insurance Rating Bureau, or WCIRB, has preliminarily indicated that the reform legislation will reduce the 2004 loss costs by an average of 2.9% to 5.3%. Prior to the enactment of the legislation, the WCIRB had indicated that 2004 loss costs should increase by an average of 12%. We have not adjusted our reserving methods and there is no assurance that our rates are adequate given the inherent uncertainties in any new legislation.

In the wake of the events of September 11, 2001 and the ensuing hardening of the reinsurance market, our new reinsurance agreements, which cover new and renewal policies effective on and after January 1, 2003, have reduced coverage limits and exclusions for terrorist acts. We continue to retain the first $500,000 per occurrence but the maximum coverage has been reduced from statutory (i.e., unlimited) limits to $20.0 million per occurrence. We also must meet certain annual aggregate deductibles before we can begin to recover from some of our reinsurers. This new coverage will result in our retaining more of the losses and LAE.

Reinsurance contracts do not relieve us from our obligations to injured workers or policyholders. At December 31, 2003, we had $177.3 million in reinsurance recoverable. We evaluate the financial condition of our reinsurers to minimize our exposure to significant losses from reinsurer insolvencies. We also periodically review the financial strength ratings of our reinsurers to determine if an allowance for uncollectible reinsurance is warranted. As of December 31, 2003, no allowance was established. At December 31, 2003, all of our reinsurers were rated A- or better by Fitch Ratings (7th of 23) and the A.M. Best Company (4th of 16). Should these companies be unable to perform their obligations to reimburse us for ceded losses, we would experience significant losses.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO 2001

Total Operating Revenues increased approximately 15.9% to $1.28 billion from $1.10 billion for 2001.

The change in operating revenues was comprised of the following:

- An increase in medical premiums of $138.7 million
- An increase in military contract revenues of $34.7 million
- An increase in professional fees of $1.9 million
- A decrease in investment and other revenues of approximately $200,000

Medical Premiums from our HMO and managed indemnity insurance subsidiaries increased from $719.0 million to $857.7 million, an increase of $138.7 million or 19.3%. The increase in premium revenue reflects a 5.1% increase in Medicare member months (the number of months individuals are enrolled in a plan), a 52.2% increase in Medicaid member months and a 20.4% increase in commercial member months. The growth in Medicare member months contributes significantly to the increase in premium revenues as the Medicare per member premium rates are more than three times higher than the average commercial premium rate.

Military Contract Revenues increased from $338.9 million to $373.6 million, an increase of $34.7 million or 10.2%. The increase in revenue is primarily the result of additive change order work and is significantly offset by increased military contract expenses associated with those change orders. In addition, the 2001 revenue included final bid price adjustments on the first two completed option periods of the TRICARE Region 1 contract. The final adjustments resulted in revenue reductions of approximately $300,000 for Option Period 1 (June 1998 to May 1999), which is 0.2% of the final revenue settlement amount for that period and $1.8 million for Option Period 2 (June 1999 to May 2000), which is 0.9% of the final revenue settlement amount for that period. The impact on the 2001 net income for the final bid price adjustments for the first two completed option periods, net of corresponding expense adjustments noted below, was a reduction of $1.0 million. There were no final settlements of bid price adjustments in 2002.

The DoD fiscal year 2001 budget included several sweeping changes to the TRICARE program. In April 2001, SMHS began implementation of a prescription drug program for beneficiaries over age 65. Likewise, in October 2001, SMHS implemented TRICARE for Life, which is a comprehensive health care benefit to those retired military beneficiaries age 65 and over. Both of these modifications resulted from Congressional changes to the program. SMHS administers the expanded benefits only to the over age 65 retiree military population. SMHS does not directly fund claims payment or bear any health care underwriting risk on these program modifications for the actual level of health care service utilization and does not record any claim payments or related revenue on these program modifications.

Professional Fees increased from $29.0 million to $30.9 million, an increase of $1.9 million or 6.7% as a result of higher average co-pays and increased visits at our provider subsidiaries.

Investment and Other Revenues decreased from $16.6 million to $16.4 million, a decrease of approximately $200,000 or 1.3% due primarily to a decrease in the average investment yield during the period offset by an increase in the average invested balance.

Medical Expenses increased from $608.8 million to $712.3 million, an increase of $103.5 million or 17.0% due primarily to our increased membership. Medical expenses, as a percentage of medical premiums and professional fees, decreased to 80.2% from 81.4%. The decrease is primarily due to premium yields in excess of cost and utilization increases and favorable claims development from prior periods, which were partially offset by higher bed days in 2002. Included in medical expenses is favorable development on prior years' estimates of $10.9 million and $7.5 million for the years ended December 31, 2002 and 2001, respectively. The favorable development is a result of claims being settled for amounts less than originally estimated.

Military Contract Expenses increased from $331.6 million to $360.4 million, an increase of $28.8 million or 8.7%. The increase is consistent with the increase in revenues discussed previously. In addition, the 2001 contract expenses included final bid price adjustments on the first two completed option periods of the TRICARE Region 1 contract. The final adjustments resulted in a contract expense increase of approximately $600,000 for Option Period 1, which is 0.3% of the final contract expense settlement amount for that period and a contract expense reduction of $1.2 million for Option Period 2, which is 0.6% of the final contract expense settlement amount for that period. There were no final settlements of bid price adjustments in 2002.

Included in military contract expenses are favorable development of prior years' estimates having an earnings impact of $4.6 million for the year ended December 31, 2002 and unfavorable development on prior years' estimates having an earnings impact of $2.1 million for the year ended December 31, 2001. In addition, favorable development of prior years estimates having a non-earnings impact were $16.5 million and $11.9 million for 2002 and 2001, respectively. The non-earnings impact was offset by a reduction in military contract revenues pursuant to the gain/loss risk-sharing with the government. The favorable development was a result of claims being settled for amounts less than originally estimated.

General and Administrative Expenses, or G&A, increased from $122.6 million to $134.0 million, an increase of $11.4 million or 9.3%. As a percentage of revenues, G&A expenses were 10.5% for 2002, compared to 11.1% in 2001. As a percentage of medical premium revenue, G&A expenses were 15.6% for 2002, compared to 17.1% for 2001.

Interest Expense decreased from $15.7 million to $7.7 million, a decrease of $8.0 million or 51.4%. Interest expense related to the revolving credit facility decreased $3.7 million due to a decrease in the average balance of outstanding debt during the period and a decrease in the weighted average cost of borrowing. Our average interest rate on the revolving credit facility, excluding the amortization of deferred financing fees, our interest rate swap agreement and fees on the unused portion of the credit facility was 4.6% in 2002, compared to 8.1% in 2001. We incurred a fee of 0.5% on the unused portion of the revolving credit facility. Interest expense related to the sale-leaseback transaction decreased by $4.9 million as the remaining buildings qualified as a sale during 2002. We had various increases in interest expense of approximately $600,000.

Other Income (Expense), Net increased $2.2 million primarily due to a net loss on sale of assets of $2.3 million in 2001.

Provision for Income Taxes was recorded at $22.1 million for 2002 compared to $7.2 million for 2001. The effective tax rate for 2002 was 34.3% compared to 31.6% for 2001. Our ongoing effective tax rate is less than the statutory rate due primarily to tax preferred investments.

Discontinued Operations consist of our Texas HMO health care operations and the CII workers' compensation operations. The loss from discontinued operations for 2002 was $5.9 million compared to $12.0 million for 2001. The Texas HMO health care operations had a gain of $8.5 million for 2002, which was offset by a loss on the CII workers' compensation operations of $14.4 million.

Discontinued Texas HMO health care operations. The gain from the Texas HMO health care operations for 2002 included gains, net of tax, related to reserves and accrued liabilities of $5.9 million and to real estate of $2.6 million. During 2002, we had favorable development in both medical claims and legal, restitution and other exit related costs. As a result, we reduced our estimate for medical claims payable by $4.8 million and our legal, restitution and other exit related costs by $4.2 million. The adjustments resulted in income, net of tax, from the discontinued Texas HMO health care operations of $5.9 million.

During 2002, TXHC sold four real estate properties and a piece of land, which resulted in a gain, net of tax, on the sale of approximately $700,000. In conjunction with the sales, we were required, under the terms of the mortgage loan agreement, to pay pre-determined minimum amounts of the mortgage note. Since the principal payments resulted in a reduction of future interest, future accrued interest was reduced and a gain, net of tax, of $1.9 million was recorded.

Discontinued CII workers' compensation operations. The discontinued workers' compensation operations for 2002 had a loss of $14.4 million compared to a profit of $2.0 million in 2001. The 2002 results included valuation adjustments of $17.3 million, or $11.3 million after tax. Net earned premiums increased by $3.0 million or 1.7% due primarily to a decrease in ceded reinsurance premiums of $12.9 million that was partially offset by a $9.9 million decrease in gross earned premiums. Gross written premiums decreased by $10.7 million due primarily to reduced California premium writings.

Expenses increased in the CII workers' compensation operations by approximately $26.3 million or 14.3%. The increase in expenses is primarily due to the following:

- In conjunction with the decision to dispose of the workers' compensation operations, CII recorded valuation adjustments, which included the write down of accounts receivable, fixed assets and certain other assets of $3.5 million and an increase in loss and LAE reserves of $13.3 million.
- Approximately $2.3 million in additional loss and LAE was related to the increase in net earned premiums in 2002 compared to 2001.
- In 2002, we recorded $24.0 million of net adverse loss development for prior accident years compared to net adverse loss development of $8.7 million recorded in 2001. Of the $24.0 million recorded, $1.4 million is related to our mandatory participation in assumed reinsurance pools and $5.0 million was recorded in conjunction with the valuation adjustments described above. The net adverse loss development recorded was largely attributable to higher costs per claim, or claim severity, in California, primarily on accident years 1996, 1997, 2000 and 2001.
- The loss and LAE ratio for the 2002 accident year was higher by 3.0% which resulted in an increase of approximately $5.3 million in additional losses including the $8.3 million recorded as part of the valuation adjustments. Excluding the valuation adjustment, which represents 4.7% of net earned premiums, the 2002 accident year loss and LAE ratio would have been 1.7% less than the 2001 accident year loss ratio. The decrease is due to the higher premium rates, which were substantially offset by higher estimated average incurred claims.
- The net decrease in underwriting expenses, policyholders' dividends and other operating expenses, excluding the valuation adjustments, was approximately $100,000.

The net adverse loss development on prior accident years included those years that were covered by our low level reinsurance agreement. This resulted in an increase in the reinsurance recoverable balance, which is then reduced by amounts collected from reinsurers. During the year ended December 31, 2002, we increased our ceded reserves by $45.9 million and received payments from our reinsurers totaling $74.6 million.

The combined ratio is a measurement of the workers' compensation underwriting profit or loss and is the sum of the loss and LAE ratio, underwriting expense ratio and policyholders' dividend ratio. A combined ratio of less than 100% indicates an underwriting profit. Our combined ratio, net of valuation adjustments of 9.6%, was 110.0% compared to 106.1% for 2001. The increase was primarily due to increased net adverse loss development for prior accident years. Excluding valuation adjustments and prior accident years' adverse loss development, the combined ratio would have been 99.3% for 2002 and 101.1% for 2001.

LIQUIDITY AND CAPITAL RESOURCES

We had cash flows from operating activities for continuing operations of $151.9 million for the year ended December 31, 2003 compared to $136.6 million in 2002. We used the majority of the cash flow for the repurchase of the Company's common stock and for capital expenditures. The improvement in cash flows from continuing operations over 2002 is primarily attributable to cash from earnings and the change in operating assets and liabilities.

The cash flow resulting from the change in operating assets and liabilities of $49.5 million was primarily due to the following:

- a source of cash due to the decrease in the deferred tax asset balance of $32.7 million
- a source of cash due to the increase in medical claims payable of $5.7 million
- a source of cash due to the increase in other liabilities of $9.0 million
- a source of cash due to the increase in other current liabilities of $21.3 million
- a source of cash due to the increase in military health care payable balance of $11.4 million
- a use of cash due to the increase in other assets of $7.4 million
- a use of cash due to the increase in other current assets of $19.1 million
- various other changes in assets and liabilities accounting for the remaining use of cash of $4.1 million

SMHS receives monthly cash payments equivalent to one-twelfth of its annual contractual price with the Department of Defense, or DoD. SMHS accrues health care revenue on a monthly basis for any monies owed above its monthly cash receipt based on the number of at-risk eligible beneficiaries and the level of military direct care system utilization. The contractual bid price adjustment, or BPA, process serves to adjust the DoD's monthly payments to SMHS, because the payments are based in part on 1996 DoD estimates for beneficiary population and beneficiary population baseline health care cost, inflation and military direct care system utilization. As actual information becomes available for the above items, quarterly adjustments are made to SMHS' monthly health care payment in addition to lump sum adjustments for past months. In addition, SMHS accrues change order revenue for DoD directed contract changes. Our business and cash flows could be adversely affected if the timing or amount of the BPA and change order reimbursements vary significantly from our expectations.

The loss of the T-Nex contract will adversely affect our cash flow from operations starting in the fourth quarter of 2004. During the phase-out period, we expect that SMHS will have negative cash from operations as the payout of the remaining liabilities will exceed SMHS' accounts receivable balance.

Net cash used for investing activities of continuing operations during 2003 included $21.8 million in capital expenditures associated with the continued implementation of new computer systems, leasehold improvements on facilities, furniture and equipment and other capital purchases to support our growth. This was offset by net proceeds of $3.3 million from property and equipment dispositions. The net cash change in investments for the year was an increase in investments of $12.5 million as investments were purchased with available funds.

Net cash used for financing activities of continuing operations during 2003 included net payments of $60.7 million on debt related items offset by $115.0 million in proceeds from the sale of our senior convertible debentures and $1.5 million from proceeds of other long-term debt. These proceeds were offset by debt issue costs of $5.8 million. Proceeds from the issuance of stock in connection with stock plans were $19.2 million. We used cash of $99.5 million to purchase treasury stock.

On December 28, 2000, the majority of our Las Vegas, Nevada administrative and medical clinic real estate holdings were sold in a sale-leaseback transaction. As part of the transaction, a portion of the sales price was financed with mortgage notes receivable of $22.2 million and deposits of $4.3 million were provided. In accordance with Statement of Financial Accounting Standards No. 98, "Accounting for Leases", or SFAS No. 98, we recorded the transaction as a financing obligation of $113.7 million offset by the mortgage notes receivable of $22.2 million. As of September 30, 2002, we had received the deposits back and full payment of the outstanding mortgage obligations. The payments cured the continuing involvement criteria from SFAS No. 98 and the transaction then qualified as a sale.

Discontinued operations used cash of $17.8 million in 2003, compared to $47.9 million in 2002. Cash used in 2003 was primarily for the payoff of the remaining Kaiser-Texas mortgage loan for $12.9 million and the redemption of the outstanding 9 1/2% senior debentures for $15.3 million. Cash used in 2002 was primarily for the run-out of claims and other legal and restitution related items. Based on the current estimated Texas HMO health care run-out costs and recorded reserves, we believe we have adequate funds available and the ability to invest, should we be required to do so, adequate funds in Texas to meet the anticipated obligations for our former members' health care claims.

SIERRA DEBENTURES

In March 2003, we issued $115.0 million aggregate principal amount of 2¼% senior convertible debentures due March 15, 2023. The debentures pay interest, which is due semi-annually on March 15 and September 15 of each year. Each $1,000 principal amount of debentures is convertible, at the option of the holders, into 54.6747 shares of Sierra Health Services, Inc., common stock prior to March 15, 2023 if (i) the market price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price per share of our common stock; (ii) the debentures are called for redemption; (iii) there is an event of default with respect to the debentures; or (iv) specified corporate transactions have occurred. The conversion rate is subject to certain adjustments. This conversion rate initially represents a conversion price of $18.29 per share. Holders of the debentures may require us to repurchase all or a portion of their debentures on March 15 in 2008, 2013 and 2018 or upon certain corporate events including a change in control. In either case, we may choose to pay the purchase price of such debentures in cash or common stock or a combination of cash and common stock. The debentures can be redeemed by us for cash beginning on or after March 20, 2008.

The debentures were sold to Banc of America Securities LLC, Credit Lyonnais Securities (USA), Inc., and U.S. Bancorp Piper Jaffray, in reliance upon the exemption afforded by Section 4(2) of the Securities Act, and were offered and resold to "qualified institutional buyers" under Rule 144A of the Securities Act. We filed a registration statement under the Securities Act to permit registered resales of the debentures and the common stock into which the debentures are convertible. The Securities and Exchange Commission declared this registration statement effective on August 29, 2003.

The aggregate offering price of the debentures was $115.0 million, 100% of the principal amount thereof. The purchase price paid to the Company by the initial purchasers was the initial offering price less a discount of $3.5 million or 3.0% of the principal amount of the debentures. The Company used the net proceeds of the offering to repay the $39.0 million outstanding under the then existing credit facility and to contribute $35.0 million to SMHS. The Company also used $19.9 million of the proceeds to purchase 1.6 million shares of the Company's common stock under its repurchase program. The remainder of the net proceeds were used for working capital and general corporate purposes including additional share repurchases.

REVOLVING CREDIT FACILITY

On March 3, 2003, we entered into a new $65.0 million revolving credit facility, which replaced the amended and restated credit facility. The new facility may be increased up to an aggregate amount of $125.0 million upon receipt of new commitments from existing or additional lenders. Interest on the facility was initially LIBOR plus 2.25% and is currently LIBOR plus 2.00%. The facility will expire on April 30, 2006, but can be extended, at the sole discretion of each of the lenders, until March 3, 2008. The new facility is available for general corporate purposes. We have not yet utilized this facility.

The new credit facility is secured by guarantees by certain of our subsidiaries and a first priority perfected security interest in (i) all the capital stock of each of our unregulated, material domestic subsidiaries (direct or indirect) as well as all of the capital stock of certain regulated, material domestic subsidiaries; and (ii) all other present and future assets and properties of ours and those of our subsidiaries that guarantee our credit agreement obligations (including, without limitation, accounts receivable, inventory, real property, equipment, contracts, trademarks, copyrights, patents, license rights and general intangibles) subject, in each case, to the exclusion of the capital stock of CII Financial, Inc., or any of its subsidiaries and certain other exclusions.

The new revolving credit facility has covenants that limit our ability and the ability of our subsidiaries to dispose of assets, incur indebtedness, incur other liens, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, repurchase our common stock or make capital expenditures and otherwise restricts certain corporate activities. In addition, we are required to comply with specified financial ratios as set forth in the new credit agreement. We believe that we are in compliance with all covenants of the new credit agreement.

SIERRA SHARE REPURCHASE PROGRAM

As of December 31, 2003, our Board of Directors had authorized a program for the repurchase of up to 7.6 million shares of our common stock. Through December 31, 2003, we had purchased, at prevailing prices in the open market by block purchase or private transactions, 5.3 million shares for $99.5 million. As of December 31, 2003, we had Board authorization to purchase approximately 2.3 million shares of common stock.

Our new revolving credit facility, as amended, allows for additional stock repurchases of up to $60 million during the remainder of 2004. As of March 1, 2004, the Company has repurchased an additional 708,000 shares for $22.6 million.

STATUTORY CAPITAL AND DEPOSIT REQUIREMENTS

Our HMO and insurance subsidiaries are required by state regulatory agencies to maintain certain deposits and must also meet certain net worth and reserve requirements. The HMO and insurance subsidiaries, including the discontinued operations, had restricted assets on deposit in various states totaling $36.5 million at December 31, 2003. The HMO and insurance subsidiaries must also meet requirements to maintain minimum stockholders' equity, on a statutory basis, as well as minimum risk-based capital requirements, which are determined annually. Additionally, in conjunction with the Kaiser-Texas acquisition, TXHC entered into a letter agreement with the Texas Department of Insurance whereby TXHC agreed to maintain a net worth of $20.0 million, on a statutory basis, until certain income levels were achieved. In conjunction with the exit from the Texas HMO health care market, the Texas Department of Insurance approved a plan of withdrawal and TXHC is now required to maintain deposits of $1.5 million and net worth of at least $3.5 million. We believe we are in material compliance with our regulatory requirements.

Of the $177.2 million in cash and cash equivalents held at December 31, 2003, including discontinued operations, $58.7 million was held by discontinued operations and of the remainder, $51.5 million, was designated for use only by the regulated subsidiaries. Amounts are available for transfer to the holding company from the HMO and insurance subsidiaries only to the extent that they can be remitted in accordance with the terms of existing management agreements and by dividends. The holding company will not receive dividends from its regulated subsidiaries if such dividend payment would cause violation of statutory net worth and reserve requirements.

OBLIGATIONS AND COMMITMENTS

The following schedule represents our obligations and commitments for long-term debt, capital leases and operating leases at December 31, 2003. The amounts presented below include all future payments associated with each obligation including interest expense.

(In thousands)	LONG-TERM DEBT	CAPITAL LEASES	OPERATING LEASES	TOTAL
CONTINUING OPERATIONS				
Payments due in less than 1 year	$ 2,684	$ 117	$ 21,384	$ 24,185
Payments due in 1 to 3 years	5,368	144	40,171	45,683
Payments due in 4 to 5 years	6,146	101	36,408	42,655
Payments due after 5 years	148,918	123	117,471	266,512
Total Continuing Operations	$ 163,116	$ 485	$ 215,434	$ 379,035
DISCONTINUED OPERATIONS				
Payments due in less than 1 year	$ —	$ 235	$ 777	$ 1,012
Payments due in 1 to 3 years			1,388	1,388
Payments due in 4 to 5 years			969	969
Payments due after 5 years				—
Total Discontinued Operations	$ —	$ 235	$ 3,134	$ 3,369

OTHER

We have a 2004 capital budget of $16.9 million and are also limited in the amount of capital expenditures we can purchase by our new revolving credit facility. The 2004 planned expenditures are primarily for a new medical clinic, the purchase of computer hardware and software, furniture and equipment and other normal capital requirements. Our liquidity needs over the next 12 months will primarily be for the capital items noted above and debt service. We believe that our existing working capital, operating cash flow and, if necessary, equipment leasing, divestitures of certain non-core assets and amounts available under our credit facility should be sufficient to fund our capital expenditures and debt service. Additionally, subject to unanticipated cash requirements, we believe that our existing working capital and operating cash flow should enable us to meet our liquidity needs on a long-term basis.

At December 31, 2002, our Chief Executive Officer, or CEO, had loans outstanding to us in the amount of $4.2 million with a maturity date of December 31, 2003. During 2003, our CEO paid the entire outstanding balance including accrued interest.

INFLATION

Health care costs continue to rise at a rate faster than the Consumer Price Index. We use various strategies to mitigate the negative effects of health care cost inflation, including setting commercial premiums based on our anticipated health care costs, risk-sharing arrangements with our various health care providers and other health care cost containment measures including member co-payments. There can be no assurance, however, that in the future, our ability to manage medical costs will not be negatively impacted by items such as technological advances, competitive pressures, applicable regulations, increases in pharmacy costs, utilization changes and catastrophic items, which could, in turn, result in medical cost increases equaling or exceeding premium increases.

GOVERNMENT REGULATION

Our business, offering health care coverage, health care management services, workers' compensation programs and, to a lesser extent, the delivery of medical services, is heavily regulated at both the federal and state levels.

Government regulation of health care coverage products and services is a dynamic area of law that varies from jurisdiction to jurisdiction. Amendments to existing laws and regulations are continually being considered and interpretation of the existing laws and rules changes from time to time. Regulatory agencies generally exercise broad discretion in interpreting laws and promulgating regulations to enforce their interpretations.

While we are unable to predict what legislative or regulatory changes may occur or the impact of any particular change, our operations and financial results could be negatively effected by any legislative or regulatory requirements. For example, any proposals to eliminate or reduce the Employee Retirement Income Security Act, or ERISA, which regulates insured and self-insured health care coverage plans offered by employers, pre-emption of state laws that would increase litigation exposure, affect underwriting practices, limit rate increases, require new or additional benefits or affect contracting arrangements (including proposals to require HMOs and PPOs to accept any health care provider willing to abide by an HMO's or PPO's contract terms) may have a material adverse effect on our business. The continued consideration and enactment of "anti-managed care" laws and regulations by federal and state bodies may make it more difficult for us to manage medical costs and may adversely affect financial results.

In addition to changes in existing laws and regulations, we are subject to audits, investigations and enforcement actions. These include possible government actions relating to ERISA, the Federal Employees Health Benefit Plan, or FEHBP, federal and state fraud and abuse laws and laws relating to utilization management and the delivery and payment of health care. In addition, our Medicare business is subject to Medicare regulations promulgated by CMS. Violation of government laws and regulations may result in an assessment of damages, civil or criminal fines or penalties, or other sanctions, including exclusion from participation in government programs. In addition, disclosure of any adverse investigation or audit results or sanctions could negatively affect our reputation in various markets and make it more difficult for us to sell our products and services.

In addition to the items described above, we urge you to review carefully the section "Risk Factors" in Part 1, Item 1 of our 2003 Form 10-K for a more complete discussion of the risks associated with an investment in our securities. See "Note on Forward-Looking Statements and Risk Factors" under Item 1.

RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for the provisions that were cleared by the FASB in prior pronouncements. The adoption of SFAS No.149 did not have a material effect on our consolidated financial position or results of operations.

In December 2003, the FASB, issued Statement of Financial Accounting Standards No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106" or Revised SFAS No. 132. Revised SFAS No. 132 retains the disclosure requirement contained in the original FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. The statement also requires additional disclosures to those in the original FASB Statement No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement plans. See Note 15 for disclosure on our defined benefit plan.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing these financial statements, we are required to make judgments, assumptions and estimates, which we believe are reasonable and prudent based on the available facts and circumstances. These judgments, assumptions and estimates affect certain of our revenues and expenses and their related balance sheet accounts and disclosure of our contingent assets and liabilities. We base our assumptions and estimates primarily on historical experience and trends and factor in known and projected trends. On an on-going basis, we re-evaluate our selection of assumptions and the method of calculating our estimates. Actual results, however, may materially differ from our calculated estimates and this difference would be reported in our current operations. The following discusses our most critical accounting policies and estimates, which have been reviewed by the Audit Committee of our Board of Directors.

Medical Premiums and Expenses. Medical premium revenues are recorded in the month when we are obligated to provide services to our enrolled members. Premiums received in advance of the coverage period are recorded as unearned premiums. Our premium revenues are net of an estimate for an allowance for retroactive adjustments. At December 31, 2003, our allowance for retroactive adjustments for health care premium revenues was $2.2 million. Retroactive adjustments result from changes in enrollments that relate to prior periods due to delays in processing or reporting by employers. We use historical trends and known activities to estimate our premium allowances. Any subsequent difference between actual premium adjustments and previously estimated premium adjustments would be reflected in that subsequent year's operating results.

Health care medical expenses are recorded in the period when services are provided to enrolled members, including estimates for provider costs, which have been incurred as of the balance sheet date but not yet reported to us. We use a variety of standard actuarial projection methods to make these estimates and we must use our judgment in selecting development factors and assumed trends. In making our projections, we consider medical cost utilization and trends, changes in internal processes, the average interval between the date services are rendered and the date claims are received and/or paid, denied claims activity, disputed claims activity, utilization, seasonality patterns and changes in membership. Our assumptions could be affected by the timing of the receipt of claims, the timing of processing claims and unanticipated changes, such as adverse legal outcomes, legislative or regulatory changes, new interpretations of existing laws or regulations or disputed contract provisions that result in our having to provide new or extended benefits and changes in our health care delivery system or costs. Any subsequent changes in an estimate for a prior year would be reflected in that subsequent year's operating results.

Management believes, based on information presently available, that the recorded liability for medical claims payable, which at December 31, 2003, represented 10.6% of our total consolidated liabilities or $103.7 million, is reasonable and adequate to cover future health care claim payments. However, a difference between the recorded liability and actual developed claim payments could have a material impact to our financial results. For example, a 1% increase in medical claims payable as of December 31, 2003, would reduce reported net income for the year 2003 by $674,000 or 1.1% and diluted earnings per share would be reduced by $0.02.

Military Contract Revenues and Expenses. Military contract revenue is recorded based on the contract price as agreed to by the federal government. The contract was based on prior years' data provided by the government along with assumptions of future trends. The contract contains provisions that adjust the contract price based on actual experience, which we call the bid price adjustment, or BPA, and for government-directed change orders. For the year ended December 31, 2003, we estimate that approximately $148 million or 32% of the total military contract revenues were for BPA and change orders. At December 31, 2003, military accounts receivable due from the federal government was $47.4 million of which approximately $9.9 million was for accrued BPA and change order revenues. As the data becomes available from the government, we compare the actual results to the contract assumptions and the estimated effects of these adjustments are recognized on a monthly basis. In addition, we record revenue based on estimates of the earned portion of any contract change orders not originally specified in the contract. The BPA and government-directed change orders are subject to negotiation and we must use our judgment in making our estimates. The actual negotiated price could be substantially different from what we had originally estimated. Any subsequent difference would be reported in that subsequent year's operations.

Military contract health care costs are recorded in the period when services are provided to eligible beneficiaries, including estimates for provider costs, which have been incurred as of the balance sheet date but not reported to us. We use a variety of actuarial projection methods to make these estimates and we must use our judgment in selecting development factors and assumed trends. Our assumptions, which are in large part related to the same assumptions we use in estimating military contract revenues, could be affected by unanticipated changes, such as new interpretations of contract provisions that result in our having to provide new or extended benefits and changes in our health care delivery system or costs. We must also factor into our assumptions the limited risk-sharing that we have with the government in providing health care services. Any substantial change in our estimates may to a large degree be mitigated by the risk-sharing contract provision. At December 31, 2003, our military health care payable was $76.6 million. Any subsequent changes in an estimate for a prior year would be reflected in that subsequent year's operating results.

Investment Securities. At December 31, 2003, we had total investments for continuing operations of $215.2 million. All of these investments are classified as available-for-sale and are presented at fair value. Except for restricted cash and investments, which totaled $17.6 million at December 31, 2003, and are reported as non-current assets, the remainder of these investments of $197.6 million are available to support current operations and are therefore reported as current assets.

Our discontinued operations had total investments of $247.7 million of which $244.2 million was classified as available-for-sale and the balance of $3.5 million was classified as held-to-maturity. Held-to-maturity investments are reported at amortized cost because we have the intent and ability to hold these investments until they mature.

Unrealized investment gains and losses, net of related income taxes, on the available-for-sale investments are included as a separate component of stockholders' equity until realized. Realized gains and losses are calculated using the specific identification method and are included in investment and other revenues.

We periodically review our investment portfolio to determine if there is an impairment that is other than temporary. We must use our judgment in testing for impairment and we consider, among other factors, the length of time and the extent of a security's unrealized loss, the financial condition and near term prospects of the issuer, economic forecasts and market or industry trends. If the impairment is determined to be other than temporary, a realized loss is recognized at the date of determination. To date, we have not experienced any significant impairments that were other than temporary in our investments. However, due to the current economic environment and the volatility of the securities market, testing for impairment has become more difficult and there is no assurance that future impairments may not be sustained, which could adversely impact our business and results of operations. For example, if an other than temporary impairment occurred that reduced our total investments, including discontinued operations, by 1% at December 31, 2003, our reported net income for the year 2003 would be reduced by $3.0 million or 4.8% and fully diluted earnings per share would be reduced by $0.10.

Litigation and Legal Accruals. We are subject to various claims and other litigation in the ordinary course of business. Such litigation includes, but is not limited to, claims of medical malpractice, claims for coverage or payment for medical services rendered to HMO members and claims by providers for payment for medical services rendered to HMO and other members. We may also face claims for punitive damages that are not covered by insurance. We are also subject to claims for workers' compensation and claims by providers for payment for medical services rendered to injured workers. With respect to certain pending actions, we maintain commercial insurance coverage with varying deductibles for which we maintain estimated reserves for our self-insured portion based upon our current assessment of such litigation. In addition, we accrue estimated legal defense and other settlement costs based on our assessment of the available information, including our outside legal counsel's assessment of the case. We also assess potential legal exposure, based on currently available information, to determine if a precautionary notice of potential claim should be reported to our insurers and if an accrual should be established.

Workers' Compensation Loss and Loss Adjustment Expenses. Discontinued operations' workers' compensation insurance losses and loss adjustment expenses, or LAE, are based upon the accumulation of cost estimates for reported claims occurring during the period as well as an estimate for losses that have occurred but have not yet been reported. Similar to the health care medical expenses, we use a variety of standard actuarial projection methods to make these estimates and we must use our judgment in selecting development factors and assumed trends. Unlike health care medical expenses, where the cost to provide health care services is substantially completed within one year, workers' compensation claims can be paid out over a substantial number of years due to certain lifetime benefits. In addition, the period between when a claim is reported to us and when the injury occurred could be longer than one year and when we are no longer insuring the account. Loss and LAE reserves have a significant degree of uncertainty when related to their subsequent payments. Although our reserves are established on the basis of a reasonable estimate, it is not only possible but also probable that our reserves will differ from their related subsequent developments. Underlying causes for this uncertainty include, but are not limited to, uncertainty in development patterns, unanticipated inflationary trends affecting the cost of services covered by the insurance contract, adverse legal outcomes and new interpretations of laws or regulations or of disputed contract provisions that result in our having to provide new or extended benefits. This uncertainty can result in both adverse as well as favorable development of actual subsequent activity when compared to the reserve established. During the past five years (1999-2003), we have had adverse development in our previously recorded loss and LAE reserves that has ranged from a low of $8.7 million to a high of $24.0 million. Any subsequent change in loss and LAE reserves established in a prior year would be reflected in that subsequent year's operating results.

Management believes, based on information presently available, that the recorded liability for loss and LAE reserves is reasonable and adequate to cover future workers' compensation claim payments. At December 31, 2003, loss and LAE reserves represented 87.9% of the liabilities of discontinued operations and 42.2% of our total consolidated liabilities. A change between the recorded liability and actual developed claim payments could have a material impact to our business and results of operations. For example, a 1% increase in loss and LAE reserves, not covered by reinsurance, as of December 31, 2003, would reduce reported net income for the year 2003 by $2.7 million or 4.3% and diluted earnings per share would be reduced by $0.09.

Reinsurance Recoverable. Included in the assets of discontinued operations is reinsurance recoverable, which represents the estimated amount of unpaid workers' compensation loss and LAE reserves that would be recovered from our reinsurers and, to a lesser extent, amounts billed to the reinsurers for their portion of paid losses and LAE. Reinsurance receivable for ceded paid claims is recorded in accordance with the terms of the agreements and reinsurance recoverable for unpaid losses and LAE is estimated in a manner consistent with the claim liability associated with the reinsurance policy. Any significant changes in the underlying claim liability could directly affect the amount of reinsurance recoverable. Reinsurance recoverable, including amounts related to paid and unpaid losses, are reported as assets rather than a reduction of the related liabilities. Reinsurance contracts do not relieve us from our obligations to enrollees, injured workers or policyholders. If our reinsurers were to fail to honor their obligations because of insolvency, disputed contract provisions or for other reasons, we could incur significant losses. Prior to entering into reinsurance contracts, we evaluate the financial condition of our reinsurers to minimize our exposure to significant losses from reinsurer insolvencies. In addition, we periodically monitor the financial strength of our reinsurers to determine if an allowance for uncollectible reinsurance recoverables is warranted. To date, we have never had to write-off a workers' compensation reinsurance recoverable balance and no allowance for uncollectible amounts has been established. At December 31, 2003, reinsurance recoverable for workers' compensation was $177.3 million. Any subsequent change in reinsurance recoverable established in a prior year would be reflected in that subsequent year's operating results.

Management believes, based on information presently available, that the recorded balance for reinsurance recoverables is reasonable and collectible. A change between the recorded balance and the actual developed recoverable could have a material impact to our business and results of operations. For example, a 1% decrease in reinsurance recoverables as of December 31, 2003, would reduce reported net income for the year 2003 by $1.2 million or 1.8% and diluted earnings per share would be reduced by $0.04.

Deferred Tax Assets and Liabilities. Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and the reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. Our temporary differences arise principally from certain net operating losses, accrued expenses, reserves that are discounted for tax return purposes and depreciation. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income and the expected timing of the reversals of the existing temporary differences. A valuation allowance is established for those portions of the deferred tax assets that we consider to be more likely than not unrealizable. At December 31, 2003, our total deferred tax assets, including discontinued operations, were $62.7 million and our total deferred tax liabilities were $5.4 million.

Management believes, based on information presently available, that the recorded deferred tax assets are reasonable and recoverable. A change between the recorded asset and the subsequently used deferred tax asset could have a material impact to our business and results of operations. For example, a 1% decrease in the deferred tax asset as of December 31, 2003, could reduce reported net income for the year 2003 by $623,000 or 1.0% and diluted earnings per share would be reduced by $0.02.

Net Proceeds From the Sale of Cal Indemnity. On November 25, 2003, we entered into an agreement to sell Cal Indemnity and its insurance subsidiaries. The sale requires regulatory approval and is expected to be completed by April 30, 2004. The cash portion of the purchase price, which will be paid when the agreement becomes effective, is subject to certain adjustments that will not be determined until the transaction is consummated. The value of certain assets will be subject to further adjustments at future dates. The contingent payment portion of the purchase price will be based on the development that occurs on the loss and allocated loss adjustment expense reserves from the consummation date through December 31, 2009. In addition, we will be obligated to perform, or be responsible for the performance of, certain transition services through December 31, 2009 for which we will receive a limited amount of funds for these services.

In the fourth quarter of 2003, we recorded a charge of $15.6 million, gross and net of tax, to write-down the investment in Cal Indemnity to its estimated net sales proceeds of approximately $73 million. We did not recognize a tax benefit on the charge since our tax basis was less than our investment in Cal Indemnity. We used estimates and assumptions to project Cal Indemnity's future operating results, the costs to perform transition services, the funds to be received for transition services, the expected value of certain assets, the development of loss and allocated loss adjustment expense reserves, and the sales transaction costs. Prior to the effective date, any change to the net sales proceeds will be included in the results for discontinued operations. After the effective date, any change to the net sales proceeds will be included in operating results of continuing operations. A change to the net sales proceeds could have a material effect on our financial results. For example, a 1% decrease in the net sales proceeds as of December 31, 2003, would have reduced our reported net income for the year 2003 by $730,000 or 1.2% and diluted earnings per share would be reduced by $.02.

Other. In addition to the most critical accounting policies and estimates discussed above, other areas requiring us to use judgment, assumptions and estimates include, but are not limited to, workers' compensation earned but unbilled premiums, contractual discounts on professional fee revenue, allowances for doubtful receivables, other accrued liabilities, accrued payroll and taxes, post-employment benefit liabilities, accrued policyholders' dividends, unearned premium revenue and contingent assets and liabilities. For a more extensive discussion of our accounting policies, see Note 2 in the Notes to the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk for the impact of interest rate changes and changes in the market value of our investments. We have not utilized derivative financial instruments in our investment portfolio.

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and our long-term debt. As of December 31, 2003, including discontinued operations, we have approximately $640.1 million in cash and cash equivalents and current, long-term and restricted investments. Of the total investments of $462.9 million, approximately $459.4 million are classified as available-for-sale and $3.5 million are classified as held-to-maturity. These investments are primarily in fixed income investment grade securities. Our investment policy emphasizes return of principal and liquidity and is focused on fixed returns that limit volatility and risk of principal. Because of our investment policies, the primary market risk associated with our portfolio is interest rate risk.

Assuming interest rates were to increase by a factor of 1.1, the net hypothetical loss in fair value of stockholders' equity related to financial instruments is estimated to be approximately $9.1 million after tax (6.1% of total stockholders' equity). Of the $9.1 million decrease, $4.6 million is related to our discontinued operations. We believe that such an increase in interest rates would not have a material impact on future earnings or cash flows, as it is unlikely that we would need or choose to substantially liquidate our investment portfolio.

The effect of interest rate risk on potential near-term net income, cash flow and fair value was determined based on commonly used interest rate sensitivity analyses. The models project the impact of interest rate changes on a wide range of factors, including duration and prepayment. Fair value was estimated based on the net present value of cash flows or duration estimates, assuming an immediate 10% increase in interest rates. Because duration is estimated, rather than a known quantity, for certain securities, other market factors may impact security valuations and there can be no assurance that our portfolio would perform in line with the estimated values.

management report on consolidated financial statements

The management of Sierra Health Services, Inc. is responsible for the integrity and objectivity of the accompanying consolidated financial statements. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis and are not misstated due to fraud or material error. The statements include some amounts that are based upon the Company's best estimates and judgment.

The accounting systems and controls of the Company are designed to provide reasonable assurance that transactions are executed in accordance with management's authorization, that the financial records are reliable for preparing financial statements and maintaining accountability for assets, and that assets are safeguarded against losses from unauthorized use or disposition. Management believes that for the year ended December 31, 2003, such systems and controls were adequate to meet the objectives discussed herein.

The accompanying consolidated financial statements have been audited by independent certified public accountants, whose audits thereof were made in accordance with auditing standards generally accepted in the United States of America and included a review of internal accounting controls to the extent necessary to design audit procedures aimed at gathering sufficient evidence to provide a reasonable basis for their opinion on the fairness of presentation of the consolidated financial statements taken as a whole.

The Audit Committee of the Board of Directors, comprised solely of directors from outside the Company, meets regularly with management and the independent auditors to review the work procedures of each. The independent auditors have free access to the Audit Committee, without management being present, to discuss the results of their opinions on the adequacy of the Company's accounting controls and the quality of the Company's financial reporting. The Board of Directors, upon the recommendation of the Audit Committee, appoints the independent auditors, subject to stockholder ratification.

Anthony M. Marlon, M.D.
Chairman, President and
Chief Executive Officer

Paul H. Palmer
Senior Vice President, Finance
Chief Financial Officer and Treasurer

DECEMBER 31, (In thousands, except per share data)	**2003**	**2002**
ASSETS		
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 118,473	$ 45,778
Investments	197,573	182,452
Accounts Receivable (Less Allowance for Doubtful Accounts: 2003—$7,342; 2002—$10,626)	12,080	11,232
Military Accounts Receivable (Less Allowance for Doubtful Accounts: 2003 and 2002—$100)	47,389	47,126
Current Portion of Deferred Tax Asset	33,708	50,402
Prepaid Expenses and Other Current Assets	37,478	18,380
Assets of Discontinued Operations	533,756	565,058
Total Current Assets	980,457	920,428
PROPERTY AND EQUIPMENT, NET	63,109	64,868
RESTRICTED CASH AND INVESTMENTS	17,646	17,557
GOODWILL (Less: Accumulated Amortization $6,972)	14,782	14,782
DEFERRED TAX ASSET (Less Current Portion)	11,501	14,947
OTHER ASSETS	46,626	33,384
TOTAL ASSETS	$ 1,134,121	$ 1,065,966
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accrued Liabilities	$ 56,327	$ 50,349
Trade Accounts Payable	37,787	29,249
Accrued Payroll and Taxes	15,879	13,660
Medical Claims Payable	103,749	98,031
Unearned Premium Revenue	45,888	40,758
Military Health Care Payable	76,605	65,223
Current Portion of Long-Term Debt	163	186
Liabilities of Discontinued Operations	472,407	500,720
Total Current Liabilities	808,805	798,176
LONG-TERM DEBT (Less Current Portion)	116,645	60,710
OTHER LIABILITIES	57,907	50,515
TOTAL LIABILITIES	983,357	909,401
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred Stock, $.01 Par Value, 1,000 Shares Authorized; None Issued or Outstanding		
Common Stock, $.005 Par Value, 60,000 Shares Authorized; 2003—33,173; 2002—30,953 Shares Issued	166	155
Treasury Stock: 2003—6,221; 2002—1,163 Common Stock Shares	(112,737)	(17,148)
Additional Paid-In Capital	227,417	196,711
Deferred Compensation	(22)	(473)
Accumulated Other Comprehensive (Loss) Gain	(479)	381
Retained Earnings (Accumulated Deficit)	36,419	(23,061)
TOTAL STOCKHOLDERS' EQUITY	150,764	156,565
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,134,121	$ 1,065,966

See the accompanying notes to consolidated financial statements.

FOR THE YEARS ENDED DECEMBER 31, (In thousands, except per share data)	2003	2002	2001
OPERATING REVENUES:			
Medical Premiums	$ 962,176	$ 857,741	$ 718,994
Military Contract Revenues	465,313	373,589	338,918
Professional Fees	37,367	30,923	28,985
Investment and Other Revenues	20,223	16,382	16,603
Total	1,485,079	1,278,635	1,103,500
OPERATING EXPENSES:			
Medical Expenses	762,865	712,290	608,757
Military Contract Expenses	452,554	360,375	331,621
General and Administrative Expenses	137,263	133,979	122,623
Total	1,352,682	1,206,644	1,063,001
OPERATING INCOME FROM CONTINUING OPERATIONS	132,397	71,991	40,499
Interest Expense	(5,491)	(7,650)	(15,738)
Other Income (Expense), Net	(223)	55	(2,119)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	126,683	64,396	22,642
PROVISION FOR INCOME TAXES	(44,565)	(22,088)	(7,161)
INCOME FROM CONTINUING OPERATIONS	82,118	42,308	15,481
LOSS FROM DISCONTINUED OPERATIONS (net of income tax benefit of $3,578, $2,945 and $5,403)	(19,792)	(5,860)	(11,995)
NET INCOME	$ 62,326	$ 36,448	$ 3,486
EARNINGS PER COMMON SHARE:			
Income From Continuing Operations	$ 2.93	$ 1.47	$ 0.56
Loss From Discontinued Operations	(0.71)	(0.20)	(0.43)
Net Income	$ 2.22	$ 1.27	$ 0.13
EARNINGS PER COMMON SHARE ASSUMING DILUTION:			
Income From Continuing Operations	$ 2.70	$ 1.36	$ 0.54
Loss From Discontinued Operations	(0.65)	(0.19)	(0.42)
Net Income	$ 2.05	$ 1.17	$ 0.12

See the accompanying notes to consolidated financial statements.

FOR THE YEARS ENDED DECEMBER 31, (In thousands)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	IN TREASURY SHARES	IN TREASURY AMOUNT	ADDITIONAL PAID-IN CAPITAL	DEFERRED COMPEN-SATION	ACCUMULATED OTHER COMPRE-HENSIVE GAIN (LOSS)	RETAINED EARNINGS (ACCUMU-LATED DEFICIT)	TOTAL STOCK-HOLDERS' EQUITY
BALANCE, JANUARY 1, 2001	28,815	$ 144	1,523	$ (22,789)	$ 177,493	$ —	$ (5,667)	$ (58,708)	$ 90,473
Common Stock Issued in Connection with Stock Plans	589	3			2,087				2,090
Income Tax Benefit Realized Upon Exercise of Stock Options					97				97
Issuance of Restricted Stock	244	1			1,399	(1,400)			—
Amortization of Deferred Compensation						342			342
Comprehensive Income:									
Net Income								3,486	3,486
Other Comprehensive Income:									
Unrealized Holding Gain on Available-for-Sale Investments ($374 pretax)							243		243
Reclassification Adjustment for Gains Included in Net Income ($326 pretax)							(212)		(212)
Total Comprehensive Income							31	3,486	3,517
BALANCE, DECEMBER 31, 2001	29,648	148	1,523	(22,789)	181,076	(1,058)	(5,636)	(55,222)	96,519
Common Stock Issued in Connection with Stock Plans	1,305	7	(360)	5,641	8,798			(4,287)	10,159
Income Tax Benefit Realized Upon Exercise of Stock Options					6,837				6,837
Amortization of Deferred Compensation						585			585
Comprehensive Income:									
Net Income								36,448	36,448
Other Comprehensive Income:									
Unrealized Holding Gain on Available-for-Sale Investments ($10,671 pretax)							6,936		6,936
Reclassification Adjustment for Losses Included in Net Income ($217 pretax)							141		141
Minimum Pension Liability Adjustment ($1,630 pretax)							(1,060)		(1,060)
Total Comprehensive Income							6,017	36,448	42,465
BALANCE, DECEMBER 31, 2002	30,953	155	1,163	(17,148)	196,711	(473)	381	(23,061)	156,565
Common Stock Issued in Connection with Stock Plans	2,220	11	(272)	3,896	18,110			(2,846)	19,171
Income Tax Benefit Realized Upon Exercise of Stock Options					12,596				12,596
Amortization of Deferred Compensation						451			451
Repurchase of Common Shares			5,330	(99,485)					(99,485)
Comprehensive Income:									
Net Income								62,326	62,326
Other Comprehensive Income:									
Unrealized Holding Loss on Available-for-Sale Investments ($4,446 pretax)							(2,890)		(2,890)
Reclassification Adjustment for Gains Included in Net Income ($1,493 pretax)							970		970
Minimum Pension Liability Adjustment ($1,630 pretax)							1,060		1,060
Total Comprehensive Income							(860)	62,326	61,466
BALANCE, DECEMBER 31, 2003	33,173	$ 166	6,221	$ (112,737)	$ 227,417	$ (22)	$ (479)	$ 36,419	$ 150,764

See the accompanying notes to consolidated financial statements.

FOR THE YEARS ENDED DECEMBER 31, (In thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 62,326	$ 36,448	$ 3,486
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Loss from Discontinued Operations	19,792	5,860	11,995
Depreciation and Amortization	15,929	18,245	24,184
Deferred Compensation Expense	451	585	342
Provision for Doubtful Accounts	3,071	2,835	1,251
Loss on Property and Equipment Dispositions	825	17	2,311
Change in Operating Assets and Liabilities:			
Other Assets	(7,408)	(16)	2,839
Deferred Tax Asset	32,688	37,931	2,107
Other Current Liabilities	21,345	14,660	3,853
Accounts Receivable	(3,919)	1,267	(2,921)
Other Current Assets	(19,097)	6,454	(2,153)
Military Accounts Receivable	(263)	(6,960)	32,436
Military Health Care Payable	11,382	(12,038)	(7,598)
Medical Claims Payable	5,718	16,369	7,258
Other Liabilities	9,023	14,980	18,774
Net Cash Provided by Operating Activities of Continuing Operations	151,863	136,637	98,164
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital Expenditures	(21,774)	(12,392)	(7,136)
Property and Equipment Dispositions	3,256	680	7,265
Purchase of Available-for-Sale Investments	(540,206)	(847,437)	(130,625)
Proceeds from Sales/Maturities of Available-for-Sale Investments	527,696	712,483	107,540
Net Cash Used for Investing Activities of Continuing Operations	(31,028)	(146,666)	(22,956)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Long-term Borrowing	116,480		
Debt Issue Costs	(5,834)		
Proceeds on Sale-Leaseback Deposit		16,862	
Payments on Debt and Capital Leases	(60,721)	(30,399)	(53,187)
Purchase of Treasury Stock	(99,485)		
Exercise of Stock in Connection with Stock Plans	19,171	10,159	2,090
Net Cash Used for Financing Activities of Continuing Operations	(30,389)	(3,378)	(51,097)
NET CASH USED FOR DISCONTINUED OPERATIONS	(17,751)	(47,929)	(45,954)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	72,695	(61,336)	(21,843)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	45,778	107,114	128,957
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 118,473	$ 45,778	$ 107,114

See the accompanying notes to consolidated financial statements.

1. BUSINESS

Business. The consolidated financial statements include the accounts of Sierra Health Services, Inc. and its subsidiaries (collectively referred to as "Sierra" or the "Company"). Sierra is a managed health care organization that provides and administers the delivery of comprehensive health care programs with an emphasis on quality care and cost management. Sierra's broad range of managed health care services are provided through its health maintenance organization ("HMO"), managed indemnity plans, military health services programs, third-party administrative services programs for employer-funded health benefit plans and medical management programs. Ancillary products and services that complement the Company's managed health care product lines are also offered.

The Company's continuing operations currently operate in two reportable segments: managed care and corporate operations and military health services operations. The Company's prior third reportable segment, workers' compensation operations, has been classified as a discontinued operation.

Discontinued Operations. During the third quarter of 2001, the Company announced its plan to exit the Texas HMO health care market and received formal approval from the Texas Department of Insurance to withdraw its HMO operations in mid-October 2001. The Company ceased providing HMO health care coverage in Texas on April 17, 2002.

The Company elected to early adopt Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), effective January 1, 2001. In accordance with SFAS No. 144, beginning January 1, 2001, the Texas HMO health care operations were reclassified and presented as discontinued operations.

In accordance with SFAS No. 144, during the fourth quarter of 2002, the Company reclassified its workers' compensation insurance operations as discontinued operations. During the fourth quarter of 2003, the Company announced that it and its wholly-owned subsidiary, CII Financial Inc. ("CII"), entered into a Stock Purchase Agreement, which provides for the sale of all of the capital stock of California Indemnity Insurance Company ("Cal Indemnity"), a wholly-owned subsidiary of CII.

The individual line items on the consolidated balance sheets have been presented net of the discontinued operations with the total assets and liabilities of the discontinued operations presented on one line within current assets and current liabilities, respectively. The results of operations from the discontinued operations have been reported net of tax as a separate component of income on the consolidated statements of operations. The cash flows from the discontinued operations have been reported as a separate component on the consolidated statements of cash flows. See Notes 9 and 10 for disclosure on and a description of the discontinued operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. All significant intercompany transactions and balances have been eliminated in consolidation. Sierra's consolidated subsidiaries include: Health Plan of Nevada, Inc. ("HPN") and Texas Health Choice, L.C. ("TXHC"), which are licensed HMOs; Sierra Health and Life Insurance Company, Inc. ("SHL"), a health and life insurance company; Southwest Medical Associates, Inc. ("SMA"), a multi-specialty medical provider group; Sierra Military Health Services, Inc., and its subsidiary, ("SMHS"), a company that provides and administers managed care services to certain TRICARE eligible beneficiaries; CII, a holding company primarily engaged in writing workers' compensation insurance through its wholly-owned subsidiaries; administrative services companies; a home health care agency; a hospice; a home medical products subsidiary; and a company that provides and manages mental health and substance abuse services. CII and TXHC have been reported as discontinued operations.

Medical Premiums. Membership contracts are generally established on an annual basis subject to cancellation by the employer group or Sierra generally upon 60 days written notice. Premiums, including premiums from both commercial and governmental programs, are due monthly and are recognized as revenue during the period in which members are entitled to receive services and are net of estimated retroactive adjustments of members and groups. Non-Medicare member enrollment is represented principally by employer groups. HPN offers a prepaid health care program to Medicare recipients. Revenues associated with Medicare recipients were approximately $375.2 million, $340.1 million and $304.7 million in 2003, 2002 and 2001, respectively. Premiums collected in advance are recorded as unearned premium revenue and can include payments under prepaid Medicare contracts with the Centers for Medicare and Medicaid Services ("CMS") and prepaid HPN commercial and SHL preferred provider organization premiums.

Military Contract Revenues. Revenue under the Department of Defense TRICARE contract is recorded based on the contract price as agreed to by the federal government. The health care component of the TRICARE contract has a fixed bid price component (established when the contract was awarded based on the government's assumptions regarding enrollment and utilization), as well as a Bid Price

Adjustment ("BPA") component. The BPA is used to adjust the fixed bid price health care component up or down over the course of the contract for changes in health care cost trends due to changes in enrollment and utilization patterns from the government's original assumed enrollment and utilization patterns. On a monthly basis, SMHS records the base bid health care revenue component as stated in the original bid and SMHS also records an estimate for the BPA using the latest government provided data. SMHS adjusts each BPA accrual as it is provided with new government data. After each BPA negotiation with the government is completed, SMHS records a final BPA adjustment for the ultimate negotiated amount.

While the BPA relates to the original contract and is an ongoing part of the contract, modifications to the original contract are referred to by the Company as change orders. The government negotiates both the cost and profit to be paid on each contract modification. As SMHS incurs costs under the government's direction to proceed with a modification to the contract, the government is contractually obligated to reimburse SMHS for all of its incremental, allowable costs incurred through the final negotiation date. The allowable costs are those costs determined in accordance with Federal Acquisition Regulation Part 31. Revenue is realizable and earned when SMHS starts performing as contractually required, even though the change order profit has not been fully negotiated. As costs are incurred, SMHS records an estimate of its revenue earned under the modification. The estimate recorded does not include profit until the profit is determined when it is negotiated and finalized with the government. Enrollment fees collected in advance of the service period are recorded as unearned premium revenue and are earned over the service period.

Professional Fees. Revenue for professional medical services is recorded on the accrual basis in the period in which the services are provided. Such revenue is recorded at established rates, net of provisions for estimated contractual allowances and allowances for doubtful accounts.

Investment and Other Revenues. Investment income is recognized in the period earned. Realized gains and losses are recognized as incurred and are calculated using the specific identification method. Other revenues include administrative services fees and certain ancillary product revenues. Such revenues are recognized in the period in which the service is performed or the period that coverage for services is provided.

Medical Expenses. Health care expenses are recorded in the period when services are provided to enrolled members, including estimates for provider costs, which have been incurred as of the balance sheet date but not yet reported to the Company. The Company uses a variety of standard actuarial projection methods to make these estimates and must use judgment in selecting development factors and assumed trends. In making projections, the Company considers medical cost utilization and trends, changes in internal processes, the average interval between the date services are rendered and the date claims are received and/or paid, denied claims activity, disputed claims activity, seasonality patterns and changes in membership. Assumptions could be affected by the timing of the receipt of claims, the timing of processing claims and unanticipated changes, such as adverse legal outcomes, legislative or regulatory changes, new interpretations of existing laws or regulations or disputed contract provisions that result in the Company having to provide new or extended benefits and changes in the Company's health care delivery system or costs. The Company believes that the recorded liability for medical claims payable, at December 31, 2003, is reasonable and adequate to cover future health care claim payments. Any subsequent changes in an estimate for a prior year would be reflected in that subsequent year's operating results.

The Company contracts with hospitals, physicians and other independent contracted providers of health care under capitated or discounted fee-for-service arrangements including hospital per diems to provide medical care services to enrollees. Capitated providers are at risk for a portion of the cost of medical care services provided to the Company's enrollees in the relevant geographic areas; however, the Company is ultimately responsible for the provision of services to its enrollees should the capitated provider be unable to provide the contracted services.

Military Contract Expenses. This expense consists primarily of costs to provide managed health care services to eligible beneficiaries in accordance with the Company's TRICARE contract. Under the contract, SMHS provides health care services to approximately 707,000 dependents of active duty military personnel, military retirees under the age of 65 and dependents of military retirees through a network of approximately 49,700 health care providers and certain other subcontractor partnerships. Health care costs are recorded in the period when services are provided to eligible beneficiaries including estimates for provider costs, which have been incurred as of the balance sheet date but not reported to the Company. Also included in military contract expenses are costs incurred to perform specific administrative services, such as health care appointment scheduling, enrollment, network management and health care advice line services and other administrative functions of the military health care subsidiary. These administrative services are performed for active duty personnel and dependants as well as retired military families.

Cash and Cash Equivalents. The Company considers cash and cash equivalents as all highly liquid instruments with a maturity of three months or less at time of purchase. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of these instruments.

Investments. Investments consist principally of U.S. Government and its agencies' securities and municipal bonds, as well as corporate and mortgage-backed securities. All non-restricted investments that are designated as available-for-sale are classified as current assets. These investments are available for use in the current operations regardless of contractual maturity dates. Non-restricted investments designated as held-to-maturity are classified as current assets if expected maturity is within one year of the balance sheet date. Otherwise, they are classified as long-term investments. All of the Company's held-to-maturity investments are held by the discontinued operations. Realized gains and losses are calculated using the specific identification method and are included in investment and other revenues. Unrealized holding gains and losses on available-for-sale securities are included as a separate component of stockholders' equity, net of income tax effects, until realized.

Restricted Cash and Investments. Certain subsidiaries are required by state regulatory agencies to maintain deposits and must also meet net worth and reserve requirements. The Company believes its subsidiaries are in compliance with the applicable minimum regulatory and capital requirements.

Military Accounts Receivable. Amounts receivable under government contracts are comprised primarily of amounts due from military treatment facilities, estimates of adjustments under the contract based on actual experience and estimates of the earned portion of any change orders not originally specified in the contract.

During 2001, SMHS adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which provides accounting and reporting standards for securitizations and other transfers of financial assets and extinguishments of liabilities. On November 16, 2001, SMHS entered into a securitization arrangement with General Electric Capital Corporation. The arrangement provides for the assignment of SMHS' Federal Government accounts receivable to SMHS Funding, LLC. SMHS Funding, LLC is a special purpose limited liability company owned by SMHS and was formed for the purpose of purchasing all receivables of SMHS. This entity is fully consolidated into SMHS. SMHS Funding, LLC may assign an undivided interest in certain of the receivables to a subsidiary of General Electric Capital Corporation in the event that additional financing by SMHS is warranted.

As of and for the year ended December 31, 2003, SMHS has not utilized the facility and was incurring an unused facility fee of 0.5% per annum calculated daily and payable monthly in arrears on the unused portion of the maximum purchase limit of $32 million. On February 17, 2004, SMHS terminated the securitization arrangement with General Electric Capital Corporation.

Reinsurance Recoverable. In the normal course of business, the Company seeks to reduce the effects of catastrophic and other events that may cause unfavorable underwriting results by reinsuring certain levels of risk with other reinsurers. Reinsurance receivable for ceded paid claims is recorded in accordance with the terms of the agreements and reinsurance recoverable for unpaid losses and loss adjustment expense and medical claims payable is estimated in a manner consistent with the claim liability associated with the reinsurance policy. Reinsurance receivables, including amounts related to paid and unpaid losses, are reported as assets rather than a reduction of the related liabilities.

The Company is covered under medical reinsurance agreements that provide coverage for 50% - 90% of hospital and other costs in excess of $300,000 per case, up to a maximum of $2.0 million per member per lifetime for both the managed indemnity and HMO subsidiaries.

Certain of the Company's HMO members are covered by an excess catastrophe reinsurance contract and SHL maintains reinsurance on certain of its insurance products. Reinsurance premiums of $2.2 million, $2.3 million and $1.7 million, net of reinsurance recoveries of $2.3 million, $1.3 million and $1.8 million, are included in medical expenses for 2003, 2002 and 2001, respectively.

See Note 10 for a discussion of the workers' compensation insurance operations' reinsurance.

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs that do not significantly improve or extend the life of the respective assets are charged to operations. The Company capitalizes interest expense as part of the cost of construction of facilities and the implementation of computer systems. Depreciation is computed using the straight-line method over the estimated service lives of the assets or terms of leases if shorter. Estimated useful lives are as follows:

Buildings and Improvements	10 - 30 years
Leasehold Improvements	3 - 10 years
Furniture, Fixtures and Equipment	3 - 5 years
Data Processing Hardware and Software	3 - 10 years

Goodwill. The goodwill balance at December 31, 2003, was $14.8 million, all of which is part of the managed care and corporate operations segment. During 2003 and 2002, the Company's assessment of goodwill resulted in no impairment of goodwill. Amortization expense, from continuing operations, associated with goodwill was $805,000 for the year ended December 31, 2001. See Note 20 for a pro forma table presenting the results of operations as though SFAS No. 142 occurred as of January 1, 2001.

Treasury Stock. Shares purchased and placed in treasury are valued at cost. Subsequent sales of treasury stock at amounts in excess of their cost are credited to additional paid-in capital. Sale of treasury stock at amounts below their cost are charged to additional paid-in capital to the extent it includes gains from previous sales and the remainder to retained earnings (accumulated deficit). Sales of treasury shares in 2003 and 2002, at amounts below their cost of $2.8 million and $4.3 million, respectively were charged to retained earnings (accumulated deficit), as the Company did not previously have gains in additional paid-in capital. All sales of treasury shares in 2003 and 2002 were in connection with the exercise of stock options.

Stock Option Plans. The Company has several plans, which are described more fully in Note 16. In December 2002, the Financial Accounting Standards Board ("FASB"), issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 is an amendment of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 148 requires prominent disclosures in interim as well as annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported net income. The Company has continued to account for its stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as amended. Accordingly, no compensation cost has been recognized for the Company's employee stock plans except for those expenses associated with the restricted stock units. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income and earnings per share for the years ended December 31, would have been reduced to the pro forma amounts indicated below:

YEARS ENDED DECEMBER 31, (In thousands, except per share data)	**2003**	**2002**	**2001**
Net income, as reported	$ 62,326	$ 36,448	$ 3,486
Less: total stock-based employee compensation expense determined under fair value based methods for all awards, net of tax	(7,173)	(4,598)	(3,506)
Pro forma net income (loss)	$ 55,153	$ 31,850	$ (20)
Net income per share, as reported	$ 2.22	$ 1.27	$ 0.13
Pro forma net income	1.97	1.11	
Net income per share assuming dilution, as reported	$ 2.05	$ 1.17	$ 0.12
Pro forma net income	1.81	1.02	

Due to the fact that the Company's stock option programs vest over many years and additional awards are made each year, the above pro forma numbers are not indicative of the financial impact had the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" been applied to all the years of previous option grants. The above numbers do not include the effect of options granted prior to 1995. See Note 16 for a discussion of the assumptions used in the option pricing model and estimated fair value of employee stock options.

Premium Deficiency Reserves. Premium deficiency expenses are recognized when it is probable that the future costs associated with a group of existing contracts will exceed the anticipated future premiums on those contracts. The Company calculates expected premium deficiency expense based on budgeted revenues and expenses. Premium deficiency reserves are evaluated quarterly for adequacy.

Income Taxes. The Company accounts for income taxes using the liability method. Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and the reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The Company's temporary differences arise principally from certain net operating losses, accrued expenses, reserves and depreciation.

Concentration of Credit Risk. The Company's financial instruments that are exposed to credit risk consist primarily of cash equivalents, investments and accounts receivable. The Company maintains cash and cash equivalents and investments with various financial institutions. These financial institutions are located in many different regions and Company policy is designed to limit exposure with any one institution.

Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across many different industries. These customers are primarily located in the states in which the Company operates and are principally in Nevada and California. However, the Company is licensed and does business in several other states. In addition, as of December 31, 2003, the Company had receivables outstanding from the federal government related to its TRICARE contract in the amount of $47.4 million. The Company also has receivables from its reinsurers. Reinsurance contracts do not relieve the Company from its obligations to enrollees or policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. All reinsurers with whom the Company has reinsurance contracts are rated A- or better by Fitch Ratings (7th of 23) and the A.M. Best Company (4th of 16).

Recently Issued Accounting Standards. In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 except for the provisions that were cleared by the FASB in prior pronouncements. The adoption of SFAS No. 149 did not have a material effect on the Company's consolidated financial position or results of operations.

In December 2003, the FASB, issued Statement of Financial Accounting Standards No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106" ("Revised SFAS No. 132"). Revised SFAS No. 132 retains the disclosure requirement contained in the original FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. The statement also requires additional disclosures to those in the original FASB Statement No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement plans. See Note 15 for disclosure on our defined benefit plan.

Use of Estimates and Assumptions in the Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management must exercise its judgment taking into consideration the facts and circumstances in selecting assumptions and other factors in calculating its estimates. On an on-going basis, management re-evaluates its assumptions and the methods of calculating its estimates. Estimates and assumptions include, but are not limited to, medical and workers' compensation expenses and reserves, military revenue and expenses, reinsurance recoverables, legal reserves, fair values of investments, amounts receivable or payable under government contracts, deferred income taxes, goodwill, accrued liabilities, malpractice reserves, remaining reserves for restructuring and other charges and the net realizable values for assets where impairment charges have been recorded. Actual results may materially differ from estimates.

Reclassifications. Certain amounts in the Consolidated Financial Statements as of and for the years ended December 31, 2002 and 2001 have been reclassified to conform with the current year presentation. The reclassifications have no effect on net income or stockholders' equity as previously reported.

3. EARNINGS PER SHARE

The following table provides a reconciliation of basic and diluted earnings per share ("EPS"):

YEARS ENDED DECEMBER 31, (In thousands, except per share data)	2003	2002	2001
Income from continuing operations	$ 82,118	$ 42,308	$ 15,481
Loss from discontinued operations	(19,792)	(5,860)	(11,995)
Net income	$ 62,326	$ 36,448	$ 3,486
Earnings per common share:			
Income from continuing operations	$ 2.93	$ 1.47	$ 0.56
Loss from discontinued operations	(0.71)	(0.20)	(0.43)
Net income	$ 2.22	$ 1.27	$ 0.13
Earnings per common share assuming dilution:			
Income from continuing operations	$ 2.70	$ 1.36	$ 0.54
Loss from discontinued operations	(0.65)	(0.19)	(0.42)
Net income	$ 2.05	$ 1.17	$ 0.12
Weighted average common shares outstanding	28,053	28,756	27,685
Dilutive options outstanding	2,246	2,141	787
Restricted shares outstanding	122	244	37
Weighted average common shares outstanding assuming dilution	30,421	31,141	28,509

Stock options to purchase 319,000, 325,000 and 1,591,000 shares in 2003, 2002 and 2001, respectively, were not dilutive and, therefore, were not included in the computations of diluted earnings per share. In addition, the Sierra Debentures were not dilutive at any time during the year ended December 31, 2003. See Note 6 for more information on the Sierra Debentures.

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, consists of the following:

(In thousands)	2003	2002
Land	$ 2,991	$ 2,984
Buildings and Improvements	25,269	22,415
Furniture, Fixtures and Equipment	42,058	39,286
Data Processing Equipment and Software	98,489	98,216
Software in Development and Construction in Progress	202	697
Less: Accumulated Depreciation	(105,900)	(98,730)
Property and Equipment, Net	$ 63,109	$ 64,868

The following is an analysis of property and equipment under capital lease by classification as of December 31:

(In thousands)	2003	2002
Buildings and Improvements	$ 245	$ 245
Data Processing Equipment and Software	333	333
Vehicles	153	
Less: Accumulated Depreciation	(506)	(413)
Property and Equipment, Net	$ 225	$ 165

Depreciation expense from continuing operations in 2003, 2002 and 2001 was $15.9 million, $18.2 million and $23.4 million, respectively.

5. CASH AND INVESTMENTS

Investments that the Company has the intention and ability to hold to maturity are stated at amortized cost and categorized as held-to-maturity. All of the held-to-maturity investments are part of the discontinued workers' compensation operations. The remaining investments have been categorized as available-for-sale and are stated at their fair value. Fair value is estimated primarily from published market values as of the balance sheet date. Gross realized gains on investments, from continuing operations, for 2003, 2002 and 2001 were $905,000, $82,000 and $27,000, respectively. Gross realized losses on investments, from continuing operations, for 2003, 2002 and 2001 were $313,000, $84,000 and $92,000, respectively.

The following table summarizes the Company's current and restricted investments, from continuing operations, as of December 31, 2003:

(In thousands)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
AVAILABLE-FOR-SALE INVESTMENTS:				
Classified as Current:				
U.S. Government and its Agencies	$ 73,461	$ 168	$ 925	$ 72,704
Municipal Obligations	102,469	283	194	102,558
Mortgage Backed Securities	961	4		965
Corporate Bonds	178	8		186
Other Debt Securities	18,559			18,559
Total Debt Securities	195,628	463	1,119	194,972
Preferred Stock	2,663		62	2,601
Total Current	198,291	463	1,181	197,573
Classified as Restricted:				
U.S. Government and its Agencies	7,764	99		7,863
Municipal Obligations	2,260	39	21	2,278
Other Debt Securities	7,505			7,505
Total Restricted	17,529	138	21	17,646
Total Available-for-Sale	$ 215,820	$ 601	$ 1,202	$ 215,219

The fair value of investments with unrealized losses is $116.6 million. The fair value of investments with unrealized losses for more than 12 months is $3.3 million with unrealized losses that total $141,000. The Company has not experienced any investment impairments that were considered other than temporary.

The following table summarizes the Company's current and restricted investments, from continuing operations, as of December 31, 2002:

(In thousands)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
AVAILABLE-FOR-SALE INVESTMENTS:				
Classified as Current:				
U.S. Government and its Agencies	$ 35,338	$ 747	$ 19	$ 36,066
Municipal Obligations	87,701	21	83	87,639
Corporate Bonds	54,845	4		54,849
Other Debt Securities	1,161	4		1,165
Total Debt Securities	179,045	776	102	179,719
Preferred Stock	2,754	20	41	2,733
Total Current	181,799	796	143	182,452
Classified as Restricted:				
U.S. Government and its Agencies	8,785	208		8,993
Municipal Obligations	1,397	43	10	1,430
Other Debt Securities	7,134			7,134
Total Restricted	17,316	251	10	17,557
Total Available-for-Sale	$ 199,115	$ 1,047	$ 153	$ 200,009

The contractual maturities of available-for-sale debt securities at December 31, 2003 are shown below:

(In thousands)	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 70,642	$ 70,709
Due after one year through five years	74,460	74,677
Due after five years through ten years	33,946	33,225
Due after ten years through fifteen years	9,975	9,973
Due after fifteen years	24,134	24,034
Total	$ 213,157	$ 212,618

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

Of the cash and cash equivalents and current investments that total $316.0 million in the accompanying Consolidated Balance Sheet at December 31, 2003, $209.9 million is limited for use only by the Company's regulated subsidiaries. Such amounts are available for transfer to Sierra from the regulated subsidiaries only to the extent that they can be remitted in accordance with terms of existing management agreements and by dividends, which customarily must be approved by regulating state insurance departments. The remainder is available to Sierra on an unrestricted basis.

6. LONG-TERM DEBT

Debt at December 31, consists of the following:

(In thousands)	2003	2002
2 1/4% Senior Convertible Debentures	$ 115,000	$ —
Revolving Credit Facility		60,000
Other	1,808	896
Total	116,808	60,896
Less Current Portion	(163)	(186)
Long-term Debt	$ 116,645	$ 60,710

Sierra Debentures. In March 2003, the Company issued $115.0 million aggregate principal amount of its 2 1/4% senior convertible debentures due March 15, 2023. The debentures pay interest, which is due semi-annually on March 15 and September 15 of each year. Each $1,000 principal amount of debentures is convertible, at the option of the holders, into 54.6747 shares of Sierra Health Services, Inc., common stock prior to March 15, 2023 if (i) the market price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price per share of the Company's common stock; (ii) the debentures are called for redemption; (iii) there is an event of default with respect to the debentures; or (iv) specified corporate transactions have occurred. The conversion rate is subject to certain adjustments. This conversion rate initially represents a conversion price of $18.29 per share. Holders of the debentures may require the Company to repurchase all or a portion of their debentures on March 15 in 2008, 2013 and 2018 or upon certain corporate events including a change in control. In either case, the Company may choose to pay the purchase price of such debentures in cash or common stock or a combination of cash and common stock. The debentures can be redeemed by the Company for cash beginning on or after March 20, 2008.

The Company evaluates the market price condition each quarter to determine whether the debentures will be convertible, at the option of the holder, during the subsequent quarter. For the quarter ended December 31, 2003, the market price condition was satisfied. As a result, the debentures will be convertible, at the option of the holder, at any time during the quarter ending March 31, 2004. When dilutive, the debentures are considered common stock equivalents and will be included in the calculation of weighted average common shares outstanding on a diluted basis for the first quarter of 2004.

The Company used the net proceeds of the offering to repay the $39.0 million outstanding under the then existing credit facility and to contribute $35.0 million to Sierra Military Health Services, Inc. ("SMHS"). The Company also used $19.9 million of the proceeds to purchase 1.6 million shares of the Company's common stock under its repurchase program. The remainder of the net proceeds were used for working capital and general corporate purposes including additional share repurchases.

Revolving Credit Facility. On March 3, 2003, the Company entered into a new $65.0 million revolving credit facility, which replaced the amended and restated credit facility. The new facility may be increased up to an aggregate amount of $125.0 million upon receipt of new commitments from existing or additional lenders. Interest on the facility was initially LIBOR plus 2.25% and is currently LIBOR plus 2.00%. The facility will expire on April 30, 2006 but can be extended, at the sole discretion of each of the lenders, until March 3, 2008. The new facility is available for general corporate purposes. The Company has not yet utilized this facility.

The new credit facility is secured by guarantees by certain of the Company's subsidiaries and a first priority perfected security interest in (i) all the capital stock of each of the Company's unregulated, material domestic subsidiaries (direct or indirect) as well as all of the capital stock of certain regulated, material domestic subsidiaries; and (ii) all other present and future assets and properties of the Company and those of its subsidiaries that guarantee the credit agreement obligations (including, without limitation, accounts receivable, inventory, real property, equipment, contracts, trademarks, copyrights, patents, license rights and general intangibles) other than cash and cash equivalents, subject, in each case, to the exclusion of the capital stock of CII or any of its subsidiaries and certain other exclusions.

The new revolving credit facility has covenants that limit the Company's ability and the ability of the Company's subsidiaries to dispose of assets, incur indebtedness, incur other liens, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, repurchase Company common stock or make capital expenditures and otherwise restricts certain corporate activities. In addition, the Company is required to comply with specified financial ratios as set forth in the new credit agreement. The Company believes it is in compliance with all covenants of the new credit agreement.

Other. The Company has obligations under capital leases with interest rates from 6.6% to 12.2%. In addition, the Company has term loans with the City of Baltimore and the State of Maryland with interest rates of up to 3.0%. If SMHS does not meet the employment requirements of the term loans as of December 31, 2004, the term loans will be required to be repaid on December 31, 2004.

Scheduled maturities of the Company's long-term debt and future minimum payments under capital leases, together with the present value of the net minimum lease payments at December 31, 2003, are as follows:

YEARS ENDING DECEMBER 31, (In thousands)	LONG-TERM DEBT	OBLIGATIONS UNDER CAPITAL LEASES
2004	$ 80	$ 117
2005	80	72
2006	82	72
2007	611	67
2008	339	34
Thereafter	115,265	123
Total	$116,457	485
Less: Amounts Representing Interest		(134)
Present Value of Minimum Lease Payments		$ 351

The fair value of long-term debt, including the current portion, is estimated to be approximately $116.8 million based on the borrowing rates currently available to the Company.

7. SHARE REPURCHASE PROGRAM

As of December 31, 2003, the Company's Board of Directors had authorized a program for the repurchase of up to 7.6 million shares of the Company's common stock. Through December 31, 2003, the Company had purchased, at prevailing prices in the open market by block purchase or private transactions, 5.3 million shares for $99.5 million. As of December 31, 2003, the Company had Board authorization to purchase approximately 2.3 million shares of its common stock.

The Company's new revolving credit facility, as amended, allows for additional stock repurchases of up to $60 million during the remainder of 2004. As of March 1, 2004, the Company has repurchased an additional 708,000 shares for $22.6 million.

8. INCOME TAXES

A summary of the provision for income taxes for continuing operations for the years ended December 31, is as follows:

(In thousands)	2003	2002	2001
Provision (Benefit) for Income Taxes:			
Current	$ 2,909	$ (11,498)	$ (2,763)
Deferred	41,656	33,586	9,924
Total	$ 44,565	$ 22,088	$ 7,161

The following reconciles the difference between the reported and statutory provision for income taxes, from continuing operations, for the years ended December 31:

	2003	2002	2001
Statutory Rate	35%	35%	35%
State Income Taxes			(1)
Tax Preferred Investments	(1)	(1)	(1)
Change in Valuation Allowance		(3)	(2)
Intangible Amortization			1
Compensation and Benefit Plans		3	1
Other	1		(1)
Provision for Income Taxes	35%	34%	32%

The tax effects of significant items comprising the Company's total net deferred tax assets, including discontinued operations, are as follows at December 31:

(In thousands)	2003	2002
Deferred Tax Assets:		
Medical Claims Payable and Losses and Loss Adjustment Expense Reserves	$ 19,165	$ 15,611
Accruals Not Currently Deductible	4,583	16,125
Compensation Accruals	12,619	11,259
Bad Debt Allowances	2,780	3,140
Loss Carryforwards and Credits	18,782	28,696
Depreciation and Amortization		3,642
Unearned Premiums	2,772	2,976
Deferred Reinsurance Gains	1,647	1,806
Unrealized Investment Losses (Gains)	257	(777)
Other	105	844
Total	62,710	83,322
Deferred Tax Liabilities:		
Deferred Policy Acquisition Costs	479	758
Depreciation	3,211	
Other	1,682	242
Total	5,372	1,000
Net Deferred Tax Asset	$ 57,338	$ 82,322

The tax effects of significant items comprising the net deferred tax assets of the Company's continuing operations are as follows at December 31:

(In thousands)	2003	2002
Deferred Tax Assets:		
Medical Claims Payable	$ 7,236	$ 4,587
Accruals Not Currently Deductible	4,688	15,162
Compensation Accruals	12,217	10,772
Bad Debt Allowances	2,428	2,769
Loss Carryforwards and Credits	18,249	28,544
Unrealized Investment Losses (Gains)	195	(353)
Depreciation and Amortization		3,650
Other	196	218
Total	45,209	65,349
Deferred Tax Liabilities:		
Depreciation and Amortization	3,099	
Other	995	849
Total	4,094	849
Net Deferred Tax Asset	$ 41,115	$ 64,500

At December 31, 2003, the Company had approximately $41.9 million of regular tax net operating loss carryforwards. The net operating loss carryforwards can be used to reduce future taxable income until they expire through the year 2020. In addition to the net operating loss carryforwards, the Company has alternative minimum tax credits of approximately $3.4 million, which can be used to reduce regular tax liabilities in future years. There is no expiration date for the alternative minimum tax credits.

The Company, at a consolidated level including discontinued operations, does not have a valuation allowance at December 31, 2003 or 2002. Under the Company's tax sharing agreements, the discontinued operations do have a valuation allowance at December 31, 2003 and 2002, which is eliminated in the Company's consolidated financial statements.

Current income tax receivables, including discontinued operations, total $10.0 million at December 31, 2003 and $2.3 million at December 31, 2002.

9. TEXAS DISCONTINUED OPERATIONS

During the third quarter of 2001, the Company announced its plan to exit the Texas HMO health care market and received formal approval from the Texas Department of Insurance to withdraw its HMO operations in mid-October 2001. The Company ceased providing HMO health care coverage in Texas on April 17, 2002.

The Company elected to early adopt SFAS No. 144 effective January 1, 2001. In accordance with SFAS No. 144, the Company's Texas HMO health care operations were reclassified as discontinued operations.

The following are the assets and liabilities of the discontinued Texas HMO health care operations:

DECEMBER 31, (In thousands)	2003	2002
ASSETS		
Cash and Cash Equivalents	$ 47	$ —
Investments	4,048	4,263
Other Assets	115	916
Property and Equipment, Net		11,967
TOTAL ASSETS	4,210	17,146
LIABILITIES		
Accounts Payable and Other Liabilities	2,658	9,059
Medical Claims Payable	202	1,754
Mortgage Loan		14,961
TOTAL LIABILITIES	2,860	25,774
NET ASSETS (LIABILITIES) OF DISCONTINUED OPERATIONS	$ 1,350	$ (8,628)

The assets and liabilities above do not include an intercompany liability of $6.9 million and $38.4 million from Texas Health Choice, L.C., ("TXHC") to Sierra at December 31, 2003 and 2002, respectively. The liability has been eliminated upon consolidation.

Property and equipment consisted mainly of real estate properties located in the Dallas/Fort Worth metroplex areas. TXHC acquired these properties from Kaiser Foundation Health Plan of Texas ("Kaiser-Texas"), for $44.0 million as part of the acquisition of certain assets of Kaiser-Texas in October 1998. In June 2000, as part of its restructuring and reorganization of the Texas HMO health care operations, the Company announced its intention to sell these properties. The real estate was written down to its estimated fair value and the Company recorded an asset impairment charge of $27.0 million. The real estate was encumbered by a mortgage loan payable to Kaiser-Texas, which was guaranteed by Sierra. In December 2001, the mortgage loan was restructured and Kaiser-Texas forgave $8.5 million of the outstanding principal balance of the mortgage loan and extended the maturity from November 1, 2003 to November 1, 2006. In accordance with accounting principles generally accepted in the United States of America, the carrying amount of the mortgage loan was equal to the total future cash payments (interest and principal).

During 2002, TXHC sold four of the eight real estate properties and a parcel of land. As required under the terms of the mortgage loan agreement, pre-determined minimum amounts of the mortgage note are required to be paid as each piece of real estate is sold. Accordingly, total payments of $11.3 million were made to Kaiser-Texas on the mortgage loan. Since the principal payments resulted in a reduction of future interest, future accrued interest was reduced and a gain, net of tax, of $1.9 million was recorded.

During the second quarter of 2003, a final payment of $12.9 million was made to pay off Kaiser-Texas mortgage loan, resulting in a gain, net of tax, of $1.3 million. During 2003, TXHC sold the four remaining real estate properties for a net loss of $400,000.

The following are condensed statements of operations of the discontinued Texas HMO health care operations:

YEARS ENDED DECEMBER 31, (In thousands)	**2003**	**2002**	**2001**
Operating Revenues	$ 217	$ 4,791	$181,132
Medical Expenses	(1,802)	(8,933)	175,333
General and Administrative Expenses	624	1,906	29,607
Asset Impairment, Restructuring, Reorganization and Other Costs		5,000	(1,250)
Interest Expense and Other, Net	(3,399)	(6,216)	(1,532)
Income (Loss) from Discontinued Operations Before Income Tax	4,794	13,034	(21,026)
Income Tax (Provision) Benefit	(1,703)	(4,562)	7,046
Income (Loss) from Discontinued Operations	$ 3,091	$ 8,472	$ (13,980)

Operating revenues of $217,000, $153,000 and $153,000 for the years ended December 31, 2003, 2002 and 2001, respectively, are related to investment income. All of the discontinued Texas HMO health care operations had previously been a component of the "managed care and corporate operations" segment.

During the second quarter of 2001, management revised their estimates of premium deficiency reserves and reclassified $7.8 million from premium deficiency maintenance reserve to premium deficiency medical reserve. This reclassification was based on the latest available medical cost trends, which did not become evident until late in the second quarter of 2001, and is reflected as an increase in medical expense and a decrease in general and administrative expenses on the condensed statements of operations of the discontinued Texas HMO health care operations.

In conjunction with the Company's plan to exit the Texas HMO health care market, during the third quarter of 2001, the Company recorded charges of $10.6 million for premium deficiency medical costs, $1.6 million to write down certain Texas furniture and equipment, $2.0 million in lease and other termination costs, $1.8 million in legal and restitution costs, $500,000 in various other exit related costs and $570,000 in premium deficiency maintenance.

During 2002, the Company had favorable development related to its medical claims and reduced its medical claims payable and medical expenses by $9.8 million. The favorable development was partially offset by an increase in the estimate of legal, restitution and other exit related costs of $800,000. The adjustments resulted in income, net of tax, of $5.9 million.

Based on the current estimated Texas HMO health care run-out costs and recorded reserves, the Company believes it has adequate funds available and the ability to fund the anticipated obligations for our former members health care claims.

The table below presents a summary of discontinued Texas HMO health care operations' asset impairment, restructuring, reorganization and other cost activity for the periods indicated.

(In thousands)	ASSET IMPAIRMENT	RESTRUCTURING AND REORGANIZATION	PREMIUM DEFICIENCY MAINTENANCE	OTHER	TOTAL
Balance, January 1, 2001	$ —	$ 3,755	$ 9,278	$ 800	$ 13,833
Charges recorded	1,600	4,380	570		6,550
Cash used		(3,716)	(1,478)	(800)	(5,994)
Noncash activity	(1,600)	(125)			(1,725)
Changes in estimate			(7,800)		(7,800)
Balance, December 31, 2001		4,294	570		4,864
Charges recorded					—
Cash used		(2,490)	(570)		(3,060)
Noncash activity		(4,222)			(4,222)
Changes in estimate		5,000			5,000
Balance, December 31, 2002		2,582			2,582
Charges recorded					—
Cash used		(909)			(909)
Noncash activity		(523)			(523)
Changes in estimate		(1,150)			(1,150)
Balance, December 31, 2003	$ —	$ —	$ —	$ —	$ —

10. CII FINANCIAL, INC. DISCONTINUED OPERATIONS

On January 15, 2003, the Company announced that it was exploring strategic alternatives for its workers' compensation company, CII Financial Inc., ("CII"). Sierra's Board of Directors approved the sale of the operations on December 31, 2002. Accordingly, beginning in the fourth quarter of 2002, the Company reclassified its workers' compensation insurance business as discontinued operations.

In conjunction with the decision to sell the workers' compensation operations at the end of 2002, CII recorded valuation adjustments of $17.3 million, $11.3 million after tax, to reduce this business to its estimated net realizable value upon disposition. The valuation adjustments included the write down of accounts receivable, fixed assets and certain other assets of $4.0 million and additional loss reserves of $8.3 million for the 2002 accident year and $5.0 million for prior accident years.

In the second quarter of 2003, CII recorded $4.0 million, $2.6 million after tax, in additional valuation adjustments. On November 25, 2003, the Company announced that it had reached an agreement to sell Cal Indemnity and its subsidiaries. Cal Indemnity is a wholly-owned subsidiary of CII and is CII's only significant asset. As part of the purchase agreement, Cal Indemnity and its subsidiaries have stopped voluntarily issuing new or renewal policies except in Nevada. The buyer intends to place Cal Indemnity and its subsidiaries in run-off. An independent third party claims administrator has been engaged to administer the claims when the transaction is consummated. The transaction was initially valued at $79.5 million, consisting of $15.5 million payable at closing and a contingent payment of $64.0 million, which will be payable in 2010. The cash payable at closing is subject to certain adjustments and the contingent payment can be increased or decreased based upon favorable or adverse loss and allocated loss adjustment expense development from closing through December 2009. The Company currently estimated that the adjustments would reduce the net sales proceeds to approximately $73 million. In the fourth quarter of 2003, the Company recorded a charge of $15.6 million, gross and net of tax, to write down the investment in Cal Indemnity to its estimated net sales proceeds. The Company did not recognize a tax benefit on the charge since the Company's tax basis was less than our investment in Cal Indemnity. The sale is subject to regulatory approvals and is expected to close by April 30, 2004.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES RELATED TO WORKERS' COMPENSATION OPERATIONS

Specialty Product Revenues. These revenues consist of workers' compensation premiums. Premiums are calculated by formula such that the premium written is earned pro rata over the term of the policy. Premiums written in excess of premiums earned are recorded as an unearned premium revenue liability. Premiums earned include an estimate for earned but unbilled premiums.

Specialty Product Expenses. These expenses consist primarily of losses and loss adjustment expense ("LAE"), policy acquisition costs and other general and administrative expenses associated with issued workers' compensation policies. Losses and LAE are based upon the accumulation of cost estimates for reported claims occurring during the period as well as an estimate for losses that have occurred but have not yet been reported. Policy acquisition costs consist of commissions, premium taxes and other underwriting costs, which are directly related to the production and retention of new and renewal business and are deferred and amortized as the related premiums are earned. Should it be determined that future policy revenues and earnings on invested funds relating to existing insurance contracts will not be adequate to cover related costs and expenses, deferred costs are expensed.

Loss and LAE reserves have a significant degree of uncertainty when related to their subsequent payments. Although reserves are established on the basis of a reasonable estimate, it is not only possible but also probable that reserves will differ from their related subsequent developments. Underlying causes for this uncertainty include, but are not limited to, uncertainty in development patterns and unanticipated inflationary trends affecting the cost of services covered by the insurance contract. This uncertainty can result in both adverse as well as favorable development of actual subsequent activity when compared to the reserve established. Any subsequent change in loss and LAE reserves established in a prior year would be reflected in that subsequent year's operating results.

The following are the assets and liabilities of the discontinued operations of CII:

DECEMBER 31, (In thousands)	2003	2002
ASSETS		
Cash and Cash Equivalents	$ 58,634	$ 23,060
Investments	243,647	287,242
Reinsurance Recoverable	177,333	189,409
Property and Equipment, Net	1,612	2,167
Other Assets	48,320	46,034
TOTAL ASSETS	529,546	547,912
LIABILITIES		
Accounts Payable and Other Accrued Expenses	54,208	30,989
Senior Debentures		16,765
Reserve for Loss and Loss Adjustment Expenses	415,339	427,192
TOTAL LIABILITIES	469,547	474,946
NET ASSETS OF DISCONTINUED OPERATIONS	$ 59,999	$ 72,966

The following are condensed statements of operations of the discontinued operations of CII:

YEARS ENDED DECEMBER 31, (In thousands)	2003	2002	2001
OPERATING REVENUES:			
Specialty Product Revenues	$123,001	$176,189	$173,215
Investment and Other Revenues	9,301	12,633	14,786
Total Revenues	132,302	188,822	188,001
OPERATING EXPENSES:			
Specialty Product Expenses	145,824	209,601	183,666
Asset Impairment	15,610		
Interest Expense and Other, Net	(968)	1,059	707
Total Expenses	160,466	210,660	184,373
(Loss) Income from Discontinued Operations Before Income Tax	(28,164)	(21,838)	3,628
Income Tax Benefit (Provision)	5,281	7,506	(1,643)
Net (Loss) Income from Discontinued Operations	$ (22,883)	$ (14,332)	$ 1,985

All of the discontinued operations of CII were a component of the "workers' compensation operations" segment for the year ended December 31, 2001.

Property and equipment of the discontinued operations of CII at December 31, consists of the following:

(In thousands)	2003	2002
Land	$ 116	$ 116
Buildings and Improvements	1,535	1,522
Furniture, Fixtures and Equipment	1	70
Data Processing Equipment and Software	20	3,534
Software in Development and Construction in Progress		45
Less: Accumulated Depreciation	(60)	(3,120)
Property and Equipment, Net	$ 1,612	$ 2,167

The following table summarizes the investments of CII as of December 31, 2003:

(In thousands)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
AVAILABLE-FOR-SALE INVESTMENTS:				
Classified as Current:				
U.S. Government and its Agencies	$ 95,419	$ 440	$ 1,430	$ 94,429
Municipal Obligations	123,439	702	414	123,727
Corporate Bonds	3,688	60		3,748
Total Current	222,546	1,202	1,844	221,904
Classified as Restricted:				
U.S. Government and its Agencies	12,888	264	7	13,145
Municipal Obligations	4,240	212	1	4,451
Other	533			533
Total Debt Securities	17,661	476	8	18,129
Preferred Stock	75			75
Total Restricted	17,736	476	8	18,204
Total Available-for-Sale	$ 240,282	$ 1,678	$ 1,852	$ 240,108
HELD-TO-MATURITY INVESTMENTS:				
Classified as Current:				
U.S. Government and its Agencies	$ 1,748	$ 25	$ —	$ 1,773
Classified as Long-term:				
Municipal Obligations	328	18		346
Classified as Restricted:				
Municipal Obligations	638	34		672
Corporate Bonds	500	11		511
Other	325			325
Total Restricted	1,463	45		1,508
Total Held-to-Maturity	$ 3,539	$ 88	$ —	$ 3,627

The fair value of investments with unrealized losses is $111.1 million. The fair value of investments with unrealized losses for more than 12 months is $2.6 million with current unrealized losses that total $20,000. CII has not experienced any investment impairments that were considered other than temporary.

The following table summarizes the investments of CII as of December 31, 2002:

(In thousands)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
AVAILABLE-FOR-SALE INVESTMENTS:				
Classified as Current:				
U.S. Government and its Agencies	$ 163,384	$ 2,682	$ 423	$ 165,643
Municipal Obligations	65,454	338	501	65,291
Corporate Bonds	19,830	49	1,919	17,960
Mortgage Backed Securities	1,020	47		1,067
Other	10,987	46	25	11,008
Total Debt Securities	260,675	3,162	2,868	260,969
Preferred Stock	5,939	210	22	6,127
Total Current	266,614	3,372	2,890	267,096
Classified as Restricted:				
U.S. Government and its Agencies	12,489	711		13,200
Municipal Obligations	974	62		1,036
Corporate Bonds	756	5		761
Total Restricted	14,219	778		14,997
Total Available-for-Sale	$ 280,833	$ 4,150	$ 2,890	$ 282,093
HELD-TO-MATURITY INVESTMENTS:				
Classified as Current:				
Corporate Bonds	$ 799	$ 3	$ —	$ 802
Classified as Long-term:				
U.S. Government and its Agencies	662	10		672
Municipal Obligations	328	25		353
Corporate Bonds	1,749	113		1,862
Total Long-term	2,739	148		2,887
Classified as Restricted:				
Municipal Obligations	637	49		686
Corporate Bonds	974	39		1,013
Total Restricted	1,611	88		1,699
Total Held-to-Maturity	$ 5,149	$ 239	$ —	$ 5,388

The contractual maturities of available-for-sale debt securities at December 31, 2003 are shown below:

(In thousands)	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 11,722	$ 11,907
Due after one year through five years	137,705	138,088
Due after five years through ten years	63,650	63,435
Due after ten years through fifteen years	12,806	12,976
Due after fifteen years	14,324	13,627
Total	$ 240,207	$ 240,033

Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations.

The contractual maturities of held-to-maturity investments at December 31, 2003 are shown below:

(In thousands)	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 2,549	$ 2,585
Due after one year through five years	25	25
Due after five years through ten years		
Due after ten years through fifteen years	965	1,017
Due after fifteen years		
Total	$ 3,539	$ 3,627

Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations.

Reinsurance. CII has reinsurance agreements or treaties in effect with unrelated entities. Effective July 1, 1998, all claims with dates of injury occurring on or after that date were reinsured under a quota share and excess of loss agreement ("low level reinsurance"), with Travelers Indemnity Company of Illinois ("Travelers"). Travelers is rated AA and A++ by Fitch Ratings and the A.M. Best Company, respectively. The low level reinsurance provided quota share protection for 30% of the first $10,000 of each loss, and excess of loss protection of 75% of the next $40,000 of each loss, and 100% of the next $450,000 on a per occurrence basis. The maximum net loss retained on any one claim ceded under this treaty was $17,000. This agreement continued until June 30, 2000, when CII exercised an option for a twelve month extension relating to the run-off of policies in force as of June 30, 2000, which covered claims arising under such policies during the term of the extension.

In addition to the low level reinsurance, effective January 1, 2000, CII entered into a reinsurance contract that provided statutory (unlimited) coverage for workers' compensation claims in excess of $500,000 per occurrence. The contract was in effect for claims occurring on or after January 1, 2000 through December 31, 2002. There was a twelve month run-out provision in the contract, which the Company exercised. The reinsurer, National Union Fire Insurance Company, is rated AAA and A++ by Fitch Ratings and the A.M. Best Company, respectively.

Effective July 1, 2000, CII entered into a reinsurance contract with National Union Fire Insurance Company that provided $250,000 of coverage for workers' compensation claims in excess of $250,000 per occurrence. The contract was in effect for claims occurring on policies with effective dates beginning July 1, 2000 and thereafter and for claims incurred prior to July 1, 2001.

The low level reinsurance agreement was consummated early in the fourth quarter of 1998 but coverage was made retroactive to July 1, 1998. Therefore, this agreement contained both retroactive (covering claims occurring in the third calendar quarter of 1998) and prospective reinsurance coverage (covering claims occurring after September 30, 1998). In accordance with Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS No. 113"), CII bifurcated the low level reinsurance agreement between the retroactive and prospective components due to the different accounting treatments for each respective piece. The amount by which the estimated ceded liabilities exceeded the amount paid for the retroactive coverage was reported as a deferred gain and is amortized to income as a reduction of incurred losses over the estimated remaining settlement period using the interest method. Any subsequent changes in estimated or actual cash flows related to the retroactive coverage are accounted for by adjusting the previously recorded deferred gain to the balance that would have existed had the revised estimate been available at the inception of the reinsurance transactions, with a corresponding charge or credit to income. CII recorded an adjustment to increase its deferred gain related to retroactive reinsurance coverage by $1.2 million, $1.2 million and $3.0 million in 2003, 2002 and 2001, respectively. For the years ended December 31, 2003, 2002 and 2001, CII amortized deferred gains of $1.7 million, $1.9 million and $2.7 million, respectively. Such amortization is included as a credit to specialty product expense on the accompanying condensed consolidated statements of operations.

In the wake of the events of September 11, 2001 and the ensuing hardening of the reinsurance market, our new reinsurance agreements, which cover new and renewal policies effective on and after January 1, 2003, have reduced coverage limits and exclusions for terrorist acts. The Company continues to retain the first $500,000 per occurrence but the maximum coverage has been reduced from statutory limits (i.e., unlimited) to $20.0 million per occurrence. The Company also must meet certain annual aggregate deductibles before it can begin to recover from some of its reinsurers. This new coverage will result in the Company retaining more of the losses and LAE. The reinsurers on the new agreement consist of domestic as well as foreign reinsurers, and all are rated at least A- or better by the A.M. Best Company as of December 31, 2003.

In accordance with SFAS No. 113, losses ceded under prospective reinsurance reduce direct incurred losses and amounts recoverable are reported as an asset. At December 31, 2003 and 2002, the amount of reinsurance recoverable under prospective reinsurance contracts for unpaid loss and LAE was $159.9 million and $169.0 million, respectively. At December 31, 2003 and 2002, the amount of reinsurance recoverable under the retroactive reinsurance contract was $5.3 million and $6.9 million, respectively. The amount of reinsurance receivable for paid loss and LAE was $12.1 million and $13.5 million at December 31, 2003 and 2002, respectively.

Reinsurance contracts do not relieve CII from its obligations to claimants or policyholders. Failure of reinsurers to honor their obligations could result in losses to CII. CII evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. To date, CII has never had to write-off a reinsurance recoverable balance and no allowance for uncollectible amounts has been established. All of the reinsurance recoverables are due from reinsurers rated AA- and A+ or better by Fitch Ratings and the A.M. Best Company, respectively, and all amounts are considered to be collectible.

The following table provides workers' compensation prospective reinsurance information for the three years ended December 31, 2003:

(In thousands)	RECOVERIES ON PAID LOSSES/LAE	CHANGE IN RECOVERABLE ON UNPAID LOSSES/LAE	PREMIUMS CEDED
YEAR ENDED DECEMBER 31, 2003:			
Low level reinsurance carrier	$ 43,818	$ (19,827)	$ (27)
Excess of loss reinsurance carriers	6,544	10,698	6,136
Total	$ 50,362	$ (9,129)	$ 6,109
YEAR ENDED DECEMBER 31, 2002:			
Low level reinsurance carrier	$ 60,314	$ (37,854)	$ (2,184)
Excess of loss reinsurance carriers	2,308	19,403	2,617
Total	$ 62,622	$ (18,451)	$ 433
YEAR ENDED DECEMBER 31, 2001:			
Low level reinsurance carrier	$ 80,932	$ (40,430)	$ 9,136
Excess of loss reinsurance carriers	4,407	9,125	4,244
Total	$ 85,339	$ (31,305)	$ 13,380

Losses and Loss Adjustment Expenses. The following table provides a reconciliation of the beginning and ending reserve balances for workers' compensation unpaid losses and LAE. The loss estimates are subject to change in subsequent accounting periods and any change to the current reserve estimates would be accounted for in the period when the change occurs.

YEARS ENDED DECEMBER 31, (In thousands)	2003	2002	2001
Net Beginning Losses and LAE Reserve	$258,190	$198,252	$155,797
Net Provision for Insured Events Incurred in:			
Current Year	88,819	139,513	131,923
Prior Years	16,877	23,998	8,691
Total Net Provision	105,696	163,511	140,614
Net Payments for Losses and LAE Attributable to Insured Events Incurred in:			
Current Year	16,236	29,448	28,560
Prior Years	92,183	74,125	69,599
Total Net Payments	108,419	103,573	98,159
Net Ending Losses and LAE Reserve	255,467	258,190	198,252
Reinsurance Recoverable	159,872	169,002	187,453
Gross Ending Losses and LAE Reserve	$415,339	$427,192	$385,705

While management of the Company believes that current estimates are reasonable, significant adverse or favorable loss development could occur in the future.

During the years ended December 31, 2003, 2002 and 2001, the Company experienced prior year net adverse loss development of $16.9 million, $24.0 million and $8.7 million, respectively. The net adverse loss development recorded was largely attributable to higher costs per claim, or claim severity, in California. Many workers' compensation insurance carriers in California are also experiencing high claim severity. Factors influencing the higher claim severity include rising average temporary disability costs, the increase in the number of major permanent disability claims, medical inflation and adverse court decisions related to medical control of a claimant's treatment.

Long-Term Debt—Senior Debentures. At September 30, 2000, CII had approximately $47.1 million of subordinated debentures outstanding that were due on September 15, 2001. These subordinated debentures were neither assumed nor guaranteed by Sierra and were subordinated to Sierra's credit facility debt. In December 2000, CII commenced an offer to exchange the subordinated debentures for cash and/or new debentures. On May 7, 2001, CII closed its exchange offer on $42.1 million of its outstanding subordinated debentures. CII purchased $27.1 million in principal amount of subordinated debentures for $20.0 million in cash and issued $15.0 million in new 9 1/2% senior debentures, due September 15, 2004, in exchange for $15.0 million in subordinated debentures. The remaining $5.0 million in subordinated debentures were paid at maturity.

The transaction was accounted for as a restructuring of debt; therefore, all subsequent cash payments, including interest, related to the debentures were reductions of the carrying amount of the debentures and no additional interest expense was recognized.

On June 3, 2003, CII called the outstanding 9½% senior debentures and redeemed them at the applicable premium of 102.5% along with all outstanding accrued interest. The transaction resulted in a gain of $1.4 million, or $1.3 million net of tax.

Intercompany Notes Receivable/Payable. In connection with the exchange offer for the subordinated debentures, CII has promissory notes payable to Sierra aggregating $17.0 million and bearing interest at 9.5% under which principal and interest are due on demand.

Also in connection with the exchange offer for the subordinated debentures, Cal Indemnity, a wholly-owned subsidiary of CII, loaned Sierra $7.5 million. The loan bears interest at 8.5%, which is due semi-annually on March 31 and September 30 of each year, commencing September 30, 2001. All outstanding principal and accrued interest is due on September 30, 2004. The loan is secured by the common stock of Sierra Health and Life Insurance Company, Inc., a wholly-owned subsidiary of Sierra, equal to 120% of the principal amount outstanding.

In connection with the redemption of the outstanding 9½% senior debentures on June 3, 2003, CII entered into a promissory note payable to another unregulated subsidiary of Sierra aggregating $15.6 million. The loan bears interest at 7.5%, which is due semi-annually on March 15 and September 15 of each year, commencing September 15, 2003. The note is payable on demand after September 15, 2004. All intercompany notes receivable/payable have been eliminated upon consolidation.

11. COMMITMENTS AND CONTINGENCIES

Leases. The Company is the lessee under several operating leases, most of which relate to office facilities and equipment. The rentals on these leases are charged to expense over the lease term as the Company becomes obligated for payment and, where applicable, provide for rent escalations based on certain costs and price index factors. The following is a schedule, by year, of the future minimum lease payments under existing operating leases:

YEARS ENDED DECEMBER 31, (In thousands)	
2004	$ 21,384
2005	20,402
2006	19,769
2007	19,080
2008	17,328
Thereafter	117,471
Total	$ 215,434

Rent expense totaled $20.6 million, $15.8 million and $7.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Litigation and Legal Matters. The Company is subject to various claims and other litigation in the ordinary course of business. Such litigation includes, but is not limited to, claims of medical malpractice, claims for coverage or payment for medical services rendered to HMO members and claims by providers for payment for medical services rendered to HMO and other members. Some litigation may also include claims for punitive damages that are not covered by insurance. Also included in such litigation are claims for workers' compensation and claims by providers for payment for medical services rendered to injured workers. These actions are in various stages of litigation and some may ultimately be brought to trial. With respect to certain pending actions, the Company maintains commercial insurance coverage with varying deductibles for which the Company maintains reserves for its self-insured portion based upon its current assessment of such litigation. Due to recent unfavorable changes in the commercial insurance market, the Company has, for certain risks, purchased coverage with higher deductibles and lower limits of coverage. In the opinion of management, based on information presently available, the amount or range of any potential loss cannot be reasonably estimated but the ultimate resolution of these pending legal proceedings should not have a material adverse effect on our financial condition.

12. RELATED PARTY TRANSACTIONS

At December 31, 2002, the Company's Chief Executive Officer ("CEO") had loans outstanding to the Company in the amount of $4.2 million with a maturity date of December 31, 2003. During 2003, the Company's CEO paid the entire outstanding balance including accrued interest.

The Company has a minority interest in a health care facility in Las Vegas, which is accounted for under the equity method. The Company made an initial capital contribution of $1.1 million and has subsequently increased the carrying amount of its investment by $2.9 million to reflect its share of the undistributed income of the health care facility. The Company made capitated payments of $26.7 million, $24.3 million and $21.2 million to the health care facility for services performed in the ordinary course of business during 2003, 2002 and 2001, respectively.

On February 11, 2004, the Company purchased 500,000 shares at $32.00 per share from its CEO for a total of $16.0 million. The closing price of the Company's common stock on February 11, 2004, was $32.35. The shares are included in the total repurchases through March 1, 2004, of 708,000. The purchase was approved by the Company's Board of Directors.

The Company incurred legal fees of $25,000, $24,000 and $38,000 in the years ended December 31, 2003, 2002 and 2001 respectively, with a Nevada law firm of which a non-employee Board of Director member is a shareholder.

13. MEDICAL CLAIMS PAYABLE

The following table reconciles the beginning and ending balances of medical claims payable:

YEARS ENDED DECEMBER 31, (In thousands)	2003	2002	2001
Medical Claims Payable, Beginning of the Period	$ 98,031	$ 81,662	$ 74,404
Add: Components of Incurred Medical Expenses			
Current Period Medical Claims	776,857	723,167	616,268
Changes in Prior Periods' Estimates	(13,992)	(10,877)	(7,511)
Total Incurred Medical Expenses	762,865	712,290	608,757
Less: Medical Claims Paid			
Current Period	683,597	630,411	541,072
Prior Period	73,550	65,510	60,427
Total Claims Paid	757,147	695,921	601,499
Medical Claims Payable, End of Period	$103,749	$ 98,031	$ 81,662

Amounts incurred related to prior years show that the liability at the beginning of each year was ultimately greater than the amount subsequently incurred. This favorable development has primarily been a result of claims being settled for amounts less than originally estimated.

14. MILITARY MEDICAL CLAIMS PAYABLE

The following table reconciles the beginning and ending balances of military medical claims payable:

YEARS ENDED DECEMBER 31, (In thousands)	2003	2002	2001
Military Health Care Payable, Beginning of the Period	$ 65,223	$ 77,261	$ 84,859
Add: Components of Incurred Medical Expenses			
Current Period Medical Claims	318,833	251,632	219,569
Changes in Prior Periods' Estimates			
Earnings Related Changes	(3,235)	(4,601)	2,088
Non-Earnings Related Changes	(10,777)	(16,509)	(11,896)
Total Incurred Medical Expenses	304,821	230,522	209,761
Less: Military Contract Claims Paid			
Current Period	244,644	194,659	158,971
Prior Period	48,795	47,901	58,388
Total Military Contract Claims Paid	293,439	242,560	217,359
Military Health Care Payable, End of Period	$ 76,605	$ 65,223	$ 77,261

The military contract expenses presented in the Consolidated Statements of Operations include the total incurred medical expenses presented above and the general and administrative expenses for SMHS. SMHS' general and administrative expenses under the military contract totaled $147.7 million, $129.9 million and $121.9 million for the years ended December 31, 2003, 2002, and 2001, respectively. Total incurred medical expenses include the current year expenses plus adjustments to prior periods' estimates. Any subsequent change in an estimate for a prior period is reflected in the current year. Certain adjustments to prior periods have a current year earnings impact while other adjustments do not have a current year earnings impact. The adjustments that do not have a current year earnings impact are the result of an offsetting revenue adjustment in accordance with SMHS' risk-sharing terms under SMHS' contract with the Department of Defense ("DoD"). For example in 2003, SMHS had total adjustments to prior period estimates of $14.0 million. These adjustments resulted in a reduction of current period expense of $14.0 million and current period revenue of $10.8 million for a pre-tax increase of $3.2 million to current period earnings. The favorable development in the earnings related changes for the years ended December 31, 2003 and 2002 have primarily been a result of claims being settled for amounts less than originally estimated.

15. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan. The Company has a defined contribution pension and 401(k) plan (the "Plan") for its employees. The Plan covers all employees who meet certain age and length of service requirements. For the six months ended June 30, 1999, the Company contributed a maximum of 2% of eligible employees' compensation and matched 50% of a participant's elective deferral up to a maximum of either 10% of an employee's compensation or the maximum allowable under current IRS regulations. Effective July 1, 1999, the Plan was modified such that the Company matches 50%-100% of an employee's elective deferral up to a maximum of 6% of a participant's annual compensation, subject to IRS limits. The Plan does not require additional Company contributions. Expense under the plan totaled $5.3 million, $4.4 million and $4.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Supplemental Retirement Plans. The Company has Supplemental Retirement Plans (the "SRPs") for certain officers, directors and highly compensated employees. The SRPs are non-qualified deferred compensation plans through which participants may elect to postpone the receipt and taxation of all or a portion of their salary and bonuses received from the Company. Until July 1, 1999, the Company matched 50% of those contributions that participants were restricted from deferring, if any, under the Company's pension and 401(k) plan. As contracted with the Company, the participants or their designated beneficiaries may begin to receive benefits under the SRPs upon a participant's death, disability, retirement, termination of employment or certain other circumstances including financial hardship.

Executive Split Dollar Life Insurance Plan. The Company has split dollar life insurance agreements with certain officers and key executives (selected and approved by the Sierra Board of Directors). The premiums paid by the Company will be reimbursed upon the occurrence of certain events as specified in the contract. No premiums have been paid under these policies since July 2002.

Supplemental Executive Retirement Plan ("SERP"). The Company has a defined benefit retirement plan covering certain key employees. The Company is informally funding the benefits through the purchase of life insurance policies. Benefits are based on, among other things, the employee's average earnings over the five-year period prior to retirement or termination, and length of service. Benefits attributable to service prior to the adoption of the plan are amortized over the estimated remaining service period for those employees participating in the plan. The Company expects to contribute approximately $800,000 to the plan in 2004 to fund expected benefit payments. The plan measurement date was December 31, 2003.

A reconciliation of ending year SERP balances is as follows:

YEARS ENDED DECEMBER 31, (In thousands)	2003	2002	2001
CHANGE IN BENEFIT OBLIGATION			
Benefit Obligation at Beginning of Year	$ 23,461	$ 19,143	$ 13,698
Service Cost	374	292	322
Interest Cost	1,547	1,375	1,162
Actuarial Loss	5,298	3,435	4,745
Expected Benefits Paid	(784)	(784)	(784)
Benefit Obligation at End of Year	$ 29,896	$ 23,461	$ 19,143
CHANGE IN PLAN ASSETS			
Fair Value of Plan Assets at Beginning of Year	$ —	$ —	$ —
Employer Contributions	784	784	784
Expected Benefits Paid	(784)	(784)	(784)
Fair Values of Plan Assets at End of Year	$ —	$ —	$ —
Funded Status	$ (29,896)	$ (23,461)	$ (19,143)
Unrecognized Prior Service Cost	8,145	6,761	3,900
Unrecognized Net Actuarial Loss	8,212	5,640	6,566
Accrued Net Benefit Cost	(13,539)	(11,060)	(8,677)
Unfunded Accumulated Benefit Obligation	(21,146)	(18,330)	(16,450)
Additional Minimum Liability	(7,607)	(7,270)	(7,773)
Intangible Asset	7,607	5,640	7,773
Accumulated Other Comprehensive Loss		(1,630)	
Benefit Liability	$ (21,146)	$ (18,330)	$ (16,450)
Discount Rate	5.8%	6.5%	7.0%
Rate of Compensation Increase	3.0%	3.0%	3.0%
Components of Net Periodic Benefit Cost:			
Service Cost	$ 374	$ 292	$ 322
Interest Cost	1,547	1,375	1,162
Amortization of Prior Service Credits	1,210	925	925
Recognized Actuarial Loss	131	575	159
Net Periodic Benefit Cost	$ 3,262	$ 3,167	$ 2,568

While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on certain Company employees. The life insurance contracts had cash surrender values of $14.7 million, $11.7 million and $10.3 million at December 31, 2003, 2002 and 2001, respectively.

16. CAPITAL STOCK PLANS

Stockholders' Rights Plan. Each share of Sierra common stock, par value $.005 per share, contains one right (a "Right"). Each Right entitles the registered holder to purchase from Sierra a unit consisting of one one-hundredth (.01) of a share of the Sierra Series A Junior Participating Preferred Shares (a "Unit"), par value $.01 per share, or a combination of securities and assets of equivalent value, at a purchase price of $100.00 per Unit, subject to adjustment. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Sierra on terms not approved by Sierra's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since Sierra may redeem the Rights at the price of $.02 per Right prior to or within ten days of the time that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of Sierra common stock.

Stock Option Plans. The Company has several plans that provide common stock-based awards to employees and to non-employee directors. The plans provide for the granting of options, stock and other stock-based awards. A committee appointed by the Board of Directors grants awards. Options become exercisable at such times and in such installments as set by the committee. The exercise price of each option equals the market price of the Company's stock on the date of grant. Stock options generally vest at a rate of 20% - 33% per year. Options expire from one to eight years after the end of the vesting period.

The following table reflects the activity of the stock option plans:

(Number of shares in thousands)	NUMBER OF SHARES	OPTIONS EXERCISABLE	OPTION PRICE	WEIGHTED AVERAGE PRICE
Outstanding January 1, 2001	4,250	674	$ 3.13 - 24.69	$ 7.31
Granted	2,218		4.24 - 8.93	6.57
Exercised	(72)		3.75 - 8.00	5.25
Canceled	(393)		3.19 - 24.69	10.98
Outstanding December 31, 2001	6,003	1,391	3.13 - 24.69	6.81
Granted	944		8.13 - 13.17	10.88
Exercised	(995)		3.25 - 22.38	5.73
Canceled	(100)		3.25 - 24.69	11.32
Outstanding December 31, 2002	5,852	1,866	3.13 - 24.69	7.56
Granted	1,603		12.21 - 23.96	14.48
Exercised	(1,918)		3.25 - 24.50	6.92
Canceled	(178)		3.75 - 24.69	13.65
Outstanding December 31, 2003	5,359	1,384	3.13 - 23.96	9.65
Available for Grant at December 31, 2003	2,021			

The following table summarizes information about stock options outstanding at December 31, 2003:

(Number of shares in thousands) RANGE OF EXERCISE PRICE	WEIGHTED AVERAGE CONTRACTUAL LIFE REMAINING IN DAYS	OPTIONS OUTSTANDING	OPTIONS EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE EXERCISABLE
$ 3.13 - 4.80	2,362	1,190	262	$ 3.80	$ 3.76
5.73 - 8.82	2,022	1,186	491	6.88	6.72
8.93 - 12.21	3,148	1,440	498	10.67	10.10
12.61 - 23.96	3,003	1,543	133	15.34	21.06

Employee Stock Purchase Plans. The Company has an employee stock purchase plan (the "Purchase Plan") whereby employees may purchase newly issued shares of common stock through payroll deductions at 85% of the fair market value of such shares on specified dates as defined in the Purchase Plan. During 2003, a total of 574,000 shares were purchased at prices of $10.21 and $10.38 per share. At December 31, 2003, the Company had 191,000 shares reserved for purchase under the Purchase Plan of which 119,000 shares were purchased by employees at $16.28 per share in January 2004.

Restricted Stock Units. The Company issued 244,000 restricted stock units ("units"), to certain executives during 2001. The first half of the units vested in 2003 with the remainder vesting in 2004. Each unit represents a nontransferable right to receive one share of Sierra stock and there is no cost by the recipient to exercise the units. The units are included in total outstanding common shares. In the calculation of earnings per share, the unvested units are not included in the common shares outstanding but are included in the calculation of common shares outstanding assuming dilution. The transaction was recorded by including the value of the units as common stock and additional paid-in capital offset by a contra-equity account, deferred compensation. The value of the transaction was based on the number of units issued and the Company stock price on the date of issuance, which was $5.73. Compensation expense will be recognized over the period of vesting. Total expense associated with the plan was $451,000, $585,000 and $342,000 for 2003, 2002 and 2001, respectively.

Accounting for Stock-Based Compensation. The Company uses the intrinsic value method in accounting for its stock-based compensation plans. The fair value pro forma presentation presented in Note 2 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of 0% for all years; expected volatility of 73%, 74% and 83%; risk-free interest rates of 2.93%, 3.32% and 4.34%; and expected lives of two to five years. The weighted average fair value of options granted in 2003, 2002 and 2001 was $10.94, $8.60 and $5.58, respectively.

The fair value of the look-back option implicit in each offering of the Purchase Plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of 0% for all years; expected volatility of 64%, 56% and 85%; risk-free interest rates of 0.93%, 1.48% and 4.36%; and expected lives of six months for all years.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS SUPPLEMENTAL INFORMATION

Supplemental statements of cash flows information is presented below:

YEARS ENDED DECEMBER 31, (In thousands)	2003	2002	2001
Cash Paid During the Year for Interest (Net of Amount Capitalized)	$ 3,342	$ 7,205	$ 17,164
Cash (Paid) Received During the Year for Income Taxes	(10,741)	12,796	221
Non-cash Investing and Financing Activities:			
Retired Sale-Leaseback Assets, Liabilities and Financing Obligations		89,751	14,552
Stock Issued for Exercise of Options and Related Tax Benefits	12,596	6,837	97
Additions to Capital Leases	153		
Debentures Exchanged			19,692

18. ASSET IMPAIRMENT, RESTRUCTURING, REORGANIZATION AND OTHER COSTS

The table below presents a summary of asset impairment, restructuring, reorganization and other cost activity for the periods indicated that were included in general and administrative expenses. Discontinued operations are excluded from this presentation.

(In thousands)	RESTRUCTURING AND REORGANIZATION	OTHER	TOTAL
Balance, January 1, 2001	$ 594	$ 4,447	$ 5,041
Charges recorded			
Cash used	(594)		(594)
Noncash activity			
Changes in estimate			
Balance, December 31, 2001		4,447	4,447
Charges recorded			
Cash used			
Noncash activity		(500)	(500)
Changes in estimate			
Balance, December 31, 2002		3,947	3,947
Charges recorded			
Cash used			
Noncash activity			
Changes in estimate			
Balance, December 31, 2003	$ —	$ 3,947	$ 3,947

The remaining other costs of $3.9 million are related to legal claims. Management believes that the remaining reserves, as of December 31, 2003, are appropriate and that no revisions to the estimates are necessary at this time.

19. SEGMENT REPORTING

The Company has two reportable segments based on the products and services offered: managed care and corporate operations, and military health services operations. The managed care segment includes managed health care services provided through HMO, managed indemnity plans, third-party administrative services programs for employer-funded health benefit plans and self-insured workers' compensation plans, multi-specialty medical groups, other ancillary services and corporate operations. The military health services segment administers a managed care federal contract for the Department of Defense's TRICARE program in Region 1.

SMHS completed the fifth year of a five-year contract in May 2003 and is in the first year of a contract extension. In August 2002, the DoD requested proposals for managed care services under the Next Generation TRICARE ("T-Nex") contract. The Company submitted its proposal in January 2003 for the T-Nex North Region contract, which includes Region 1, as well as Michigan, Ohio, Kentucky, Indiana, Illinois, Wisconsin, Virginia and North Carolina. However, in August 2003, the DoD awarded the T-Nex North Region contract to a competitor and the General Accounting Office denied the Company's protest of the award in December 2003. The new contractor is scheduled to be operational in Region 1 on September 1, 2004 and the new contract will supersede the remainder of the Company's current TRICARE Region 1 contract. After the new contractor is operational on September 1, 2004, SMHS will commence a six-month phase-out of operations at prices previously negotiated with the DoD. SMHS does not meet the definition of discontinued operations since the Company does not have plans to dispose of the operations before the phase-out is complete.

The Company evaluates each segment's performance based on segment operating profit. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

Information concerning the operations of the reportable segments is as follows:

YEARS ENDED (In thousands)	MANAGED CARE AND CORPORATE OPERATIONS	MILITARY HEALTH SERVICES OPERATIONS	TOTAL
DECEMBER 31, 2003			
Medical Premiums	$ 962,176	$ —	$ 962,176
Military Contract Revenues		465,313	465,313
Professional Fees	37,367		37,367
Investment and Other Revenues	18,192	2,031	20,223
Total Revenue	$ 1,017,735	$ 467,344	$ 1,485,079
Segment Operating Profit	$ 117,607	$ 14,790	$ 132,397
Interest Expense	(5,217)	(274)	(5,491)
Other Income (Expense), Net	(631)	408	(223)
Income from Continuing Operations Before Income Taxes	$ 111,759	$ 14,924	$ 126,683
Segment Assets	$ 424,695	$ 175,670	$ 600,365
Capital Expenditures	(19,768)	(2,006)	(21,774)
Depreciation and Amortization	14,234	1,695	15,929
DECEMBER 31, 2002			
Medical Premiums	$ 857,741	$ —	$ 857,741
Military Contract Revenues		373,589	373,589
Professional Fees	30,923		30,923
Investment and Other Revenues	14,305	2,077	16,382
Total Revenue	$ 902,969	$ 375,666	$ 1,278,635
Segment Operating Profit	$ 56,700	$ 15,291	$ 71,991
Interest Expense	(7,455)	(195)	(7,650)
Other Income (Expense), Net	(309)	364	55
Income from Continuing Operations Before Income Taxes	$ 48,936	$ 15,460	$ 64,396
Segment Assets	$ 387,097	$ 113,811	$ 500,908
Capital Expenditures	(10,829)	(1,563)	(12,392)
Depreciation and Amortization	15,730	2,515	18,245
DECEMBER 31, 2001			
Medical Premiums	$ 718,994	$ —	$ 718,994
Military Contract Revenues		338,918	338,918
Professional Fees	28,985		28,985
Investment and Other Revenues	14,199	2,404	16,603
Total Revenue	$ 762,178	$ 341,322	$ 1,103,500
Segment Operating Profit	$ 30,798	$ 9,701	$ 40,499
Interest Expense	(15,578)	(160)	(15,738)
Other Income (Expense), Net	(2,290)	171	(2,119)
Income from Continuing Operations Before Income Taxes	$ 12,930	$ 9,712	$ 22,642
Segment Assets	$ 413,871	$ 117,302	$ 531,173
Capital Expenditures	5,759	1,377	7,136
Depreciation and Amortization[1]	20,159	4,025	24,184

[1] Goodwill amortization of $805,000 is included as part of the managed care and corporate operations segment for 2001.

20. GOODWILL

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the pronouncement includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also required the Company to complete a transitional goodwill impairment test six months from the date of adoption and at least annually thereafter. The net amortized goodwill balance at December 31, 2003, is $14.8 million. The Company has determined that the recorded goodwill is not impaired under the guidelines of the pronouncement.

The following table presents the results of operations as though the adoption of SFAS No. 142 occurred as of January 1, 2001:

YEAR ENDED DECEMBER 31, 2001 (In thousands, except per share data)	AS REPORTED	ADJUSTMENTS FOR AMORTIZATION OF GOODWILL	AS ADJUSTED
Income from Continuing Operations	$ 15,481	$ 523	$ 16,004
Loss from Discontinued Operations	(11,995)		(11,995)
Net Income	$ 3,486	$ 523	$ 4,009
Earnings per Common Share:			
Income from Continuing Operations	$ 0.56	$ 0.02	$ 0.58
Loss from Discontinued Operations	(0.43)		(0.43)
Net Income	$ 0.13	$ 0.02	$ 0.15
Earnings per Common Share Assuming Dilution:			
Income from Continuing Operations	$ 0.54	$ 0.02	$ 0.56
Loss from Discontinued Operations	(0.42)		(0.42)
Net Income	$ 0.12	$ 0.02	$ 0.14

21. UNAUDITED QUARTERLY INFORMATION

QUARTER ENDED 2003: (In thousands, except per share data)	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
Operating Revenues	$ 352,270	$ 370,205	$ 389,237	$ 373,367
Operating Income from Continuing Operations	25,275	33,296	35,178	38,648
Net Income from Continuing Operations	15,428	20,510	22,177	24,003
Net Income	15,022	20,265	22,207	4,832
Basic Earnings per Share:				
Income from Continuing Operations	$ 0.53	$ 0.75	$ 0.78	$ 0.88
Net Income	0.52	0.74	0.78	0.18
Diluted Earnings per Share:				
Income from Continuing Operations	$ 0.50	$ 0.68	$ 0.72	$ 0.80
Net Income	0.49	0.67	0.72	0.16

QUARTER ENDED 2002: (In thousands, except per share data)	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
Operating Revenues	$ 303,748	$ 316,968	$ 331,017	$ 326,902
Operating Income from Continuing Operations	13,513	17,808	21,025	19,645
Net Income from Continuing Operations	7,142	10,543	12,394	12,229
Net Income	7,381	10,523	14,063	4,481
Basic Earnings per Share:				
Income from Continuing Operations	$ 0.25	$ 0.37	$ 0.42	$ 0.41
Net Income	0.26	0.37	0.48	0.15
Diluted Earnings per Share:				
Income from Continuing Operations	$ 0.24	$ 0.34	$ 0.39	$ 0.39
Net Income	0.25	0.34	0.44	0.14

To the Board of Directors and Stockholders of
Sierra Health Services, Inc.:

We have audited the accompanying consolidated balance sheets of Sierra Health Services, Inc. and its subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedules listed in the Index at Item 15 (a)(2). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sierra Health Services, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As described in Note 20 to the notes to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002.

Deloitte + Touche LLP

Las Vegas, Nevada
March 4, 2004

Our common stock, par value $.005 per share (the "Common Stock"), is listed on the New York Stock Exchange under the symbol SIE since April 26, 1994 and, prior to that, had been listed on the American Stock Exchange since our initial public offering on April 11, 1985. The following table sets forth the high and low closing prices for the Common Stock for each quarter of 2003 and 2002.

PERIOD	HIGH	LOW
2003		
First Quarter	$ 14.75	$ 11.75
Second Quarter	21.67	12.24
Third Quarter	27.09	19.15
Fourth Quarter	29.42	21.25
2002		
First Quarter	$ 13.08	$ 8.13
Second Quarter	22.35	13.17
Third Quarter	23.50	16.16
Fourth Quarter	20.17	9.93

On March 1, 2004, the closing market price of Common Stock was $34.60 per share.

HOLDERS

The number of record holders of Common Stock at February 27, 2004 was 585. Based upon information available to us, we believe there are approximately 6,500 beneficial holders of the Common Stock.

DIVIDENDS

No cash dividends have been paid on the Common Stock since our inception. We currently intend to retain our earnings for use in our business and to purchase our Common Stock and currently do not anticipate paying any cash dividends. As a holding company, our ability to service our debt and to declare and pay dividends is dependent upon cash distributions from our operating subsidiaries. The ability of our HMO and our insurance subsidiaries to declare and pay dividends is limited by state regulations applicable to the maintenance of minimum deposits, reserves and net worth. The declaration of any future dividends will be at the discretion of our Board of Directors and will depend on, among other things, future earnings, debt covenants, operations, capital requirements, the tax treatment of dividends, our financial condition and general business conditions. Our credit agreement restricts our ability to pay dividends.

corporate information

companies owned by sierra health services, inc.
Health Plan of Nevada, Inc.
Sierra Health and Life Insurance Company, Inc.
Southwest Medical Associates, Inc.
Sierra Health-Care Options, Inc.
Family Health Care Services
Family Home Hospice, Inc.
Behavioral Healthcare Options, Inc.
Northern Nevada Health Network, Inc.
Sierra Medical Management, Inc.
Sierra Military Health Services, Inc.
Sierra Home Medical Products, Inc.
Southwest Realty, Inc.
Nevada Administrators, Inc.
CII Financial, Inc.
Sierra Texas Systems, Inc.
Sierra Health Holdings, Inc.

corporate offices
2724 North Tenaya Way
Las Vegas, NV 89128

mailing address
P.O. Box 15645
Las Vegas, NV 89114-5645

auditor
Deloitte & Touche LLP
490 North Tower
3773 Howard Hughes Parkway
Las Vegas, NV 89109

legal counsel
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060

stock listing
Sierra Health Services, Inc. trades on the New York Stock Exchange under the symbol SIE.

registrar and transfer agent
Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange Street
South St. Paul, MN 55075-1139

stockholders' meeting
The annual meeting of stockholders is scheduled for Thursday, May 20, 2004, at 10:00 a.m. in the Chairman's Auditorium on the Sierra Health Services corporate campus, 2716 North Tenaya Way, Las Vegas, Nevada.

investor information
For additional information about Sierra Health Services, Inc. and its subsidiaries—including filings with the Securities and Exchange Commission—*please contact:*
Sierra Health Services, Inc.
P.O. Box 15645
Las Vegas, NV 89114-5645
(702) 242-7158
www.sierrahealth.com

sierra health services, inc.

2003 board of directors

Anthony M. Marlon, M.D.
Albert L. Greene
Thomas Y. Hartley
Michael E. Luce
Erin E. MacDonald
William J. Raggio
Charles L. Ruthe
Anthony L. Watson

senior corporate management

Anthony M. Marlon, M.D.
Chairman, President &
Chief Executive Officer

Erin E. MacDonald
Chief of Staff

Jon Bunker
Senior Vice President
HMO & Insurance Operations
President
Managed Healthcare Division

Frank Collins
Senior Vice President
Legal & Administration

Allan Ebbin, M.D., M.P.H.
Vice President
Healthcare Quality & Education

William Godfrey
Executive Vice President
Administrative Services

Larry Howard
Senior Vice President
Program Office

Daniel Kruger
Vice President
Human Resources

Kathy Marlon
Vice President
Workers' Compensation Operations
President
CII Financial

Mike Montalvo
Vice President
Customer Service Operations
Managed Healthcare Division

David Nelson
President
Sierra Military Health Services

Peter O'Neill
Vice President
Public & Investor Relations

Paul Palmer
Senior Vice President
Chief Financial Officer & Treasurer

Christine Petersen, M.D.
Chief Medical Officer & Vice President
Medical Affairs

Robert Schaich
Chief Information Officer & Vice President
Information Technology

Marie Soldo
Executive Vice President
Government Affairs & Special Projects

Design: Jeanine Colini Design Associates, *Los Angeles*

sierra health services, inc.
2724 N. Tenaya Way
Las Vegas, NV 89128
Tel 702.242.7000
www.sierrahealth.com